SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of, December 2008
Commission File Number 000-29898
Research In Motion Limited

(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8

(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:
Form 20-F ☐ Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

DOCUMENTS INCLUDED AS PART OF THIS REPORT
Document
1	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months and Nine Months Ended November 29, 2008

2	Consolidated Financial Statements for the Three Months and Nine Months Ended November 29, 2008

3	Canadian Forms 52-109F2 — Certification of Interim Filings
This Report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 of the Registrant, which were originally filed with the Securities and Exchange Commission on March 28, 2002 (File No. 333-85294), October 21, 2002 (File No. 333-100684), and on April 28, 2008 (File No. 333-150470).

Document 1
RESEARCH IN MOTION LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS AND NINE MONTHS ENDED NOVEMBER 29, 2008
December 19, 2008
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read together with the unaudited interim consolidated financial statements and the accompanying notes (the “Consolidated Financial Statements”) of Research In Motion Limited (“RIM” or the “Company”) for the three months and nine months ended November 29, 2008 and the Company’s audited consolidated financial statements and accompanying notes, and MD&A, for the fiscal year ended March 1, 2008. The Consolidated Financial Statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).
All financial information herein is presented in United States dollars, except for certain financial information contained in tables which is expressed in thousands of United States dollars, and as otherwise indicated.
RIM has prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the three months and nine months ended November 29, 2008 and up to and including December 19, 2008.
Additional information about the Company, including the Company’s Annual Information Form, which is included in RIM’s Annual Report on Form 40-F, can be found on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.
Special Note Regarding Forward-Looking Statements
This MD&A contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including statements relating to:
•	the Company’s plans and expectations with respect to matters relating to its historical stock option granting practices, including regulatory investigations and litigation in connection therewith;

•	the Company’s expectations regarding the average selling price (“ASP”) of its BlackBerry devices;

•	the Company’s estimates regarding revenue sensitivity for the effect of a change in ASP;

•	the Company’s expectations regarding gross margins and operating expenses;

•	the Company’s estimates regarding its effective tax rate;

•	the Company’s expectations relating to the enactment by the Government of Canada of legislative proposals to implement amendments to the Income Tax Act (Canada) with respect to the functional currency tax reporting rules;

•	the Company’s estimates of purchase obligations and other contractual commitments; and

•	the Company’s expectations with respect to the sufficiency of its financial resources.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
The words “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “intend”, “believe”, “plan” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, which are discussed in greater detail in the “Risk Factors” section of RIM’s Annual Information Form, which is included in RIM’s Annual Report on Form 40-F:
•	risks related to the restatement of RIM’s previously filed financial statements as a result of its internal review of its stock option granting practices, and regulatory investigations or litigation relating to those matters, including possible sanctions or penalties against the Company or its directors or officers;

•	third-party claims for infringement of intellectual property rights by RIM and the outcome of any litigation with respect thereto;

•	RIM’s ability to successfully obtain patent or other proprietary or statutory protection for its technologies and products;

•	RIM’s ability to obtain rights to use software or components supplied by third parties;

•	RIM’s ability to enhance current products and develop new products;

•	RIM’s ability to establish new, and to build on existing, relationships with its network carrier partners and distributors;

•	RIM’s dependence on its carrier partners to grow its BlackBerry subscriber account base;

•	RIM’s dependence on a limited number of significant customers;

•	the efficient and uninterrupted operation of RIM’s network operations center and the networks of its carrier partners;

•	the occurrence or perception of a breach of RIM’s security measures, or an inappropriate disclosure of confidential or personal information;

•	RIM’s ability to manage production facilities and its reliance on third-party manufacturers for certain products;

•	RIM’s reliance on its suppliers for functional components and the risk that suppliers will not be able to supply components on a timely basis or in sufficient quantities;

•	the continued quality and reliability of RIM’s products and services;

•	risks associated with RIM’s expanding foreign operations;

•	restrictions on import and use of RIM’s products in certain countries due to encryption of the products and services;

•	effective management of growth and ongoing development of RIM’s service and support operations;

•	risks associated with acquisitions, investments and other business initiatives;

•	reduced spending by customers due to the uncertainty of economic and geopolitical conditions;

•	intense competition within RIM’s industry, including the possibility that strategic transactions by RIM’s competitors or carrier partners could weaken RIM’s competitive position or that RIM may be required to reduce its prices to compete effectively;

•	dependence on key personnel and RIM’s ability to attract and retain key personnel;

•	reliance on third-party network infrastructure developers and software platform vendors;

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
•	foreign exchange risks;

•	changes in interest rates affecting RIM’s investment portfolio and the creditworthiness of its investment portfolio;

•	government regulation of wireless spectrum and radio frequencies;

•	the costs and burdens of compliance with new government regulations;

•	continued use and expansion of the Internet;

•	regulation, certification and health risks, and risks relating to the misuse of RIM’s products;

•	tax liabilities, resulting from changes in tax laws or otherwise, associated with RIM’s worldwide operations, and risks related to the uncertainties surrounding the timing of enactment of changes in tax laws; and

•	difficulties in forecasting RIM’s quarterly financial results and the growth of its subscriber base.
These factors should be considered carefully, and readers should not place undue reliance on RIM’s forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
Overview
RIM is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. The Company’s sales and marketing efforts include collaboration with strategic partners and distribution channel relationships to promote the sales of its products and services as well as its own supporting sales and marketing teams.
Sources of Revenue
RIM’s primary revenue stream is its BlackBerry wireless solution, which includes sales of wireless devices, software and service. The BlackBerry wireless solution provides users with a wireless extension of their work and personal email accounts, including Microsoft® Outlook®, Lotus Notes®, Novell® GroupWise®, MSN®/Hotmail, Yahoo! Mail®, POP3/ISP email and others.
RIM generates hardware revenues from sales, primarily to carriers, of BlackBerry wireless devices, which provide users with the ability to send and receive wireless messages and data. RIM’s BlackBerry wireless devices also incorporate a mobile phone, a personal information manager (“PIM”) including contact, calendar, tasks and memo functionality, which can synchronize with the user’s desktop PIM system, and web-browsing capability. Certain BlackBerry devices also include multimedia capabilities.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
RIM generates service revenues from billings to its BlackBerry subscriber account base primarily from a monthly infrastructure access fee to a carrier/distributor where a carrier or other distributor bills the BlackBerry subscriber. The BlackBerry subscriber account base is the total of all subscriber accounts that have an active status at the end of a reporting period. Each carrier instructs RIM to create subscriber accounts and determines whether the subscriber account should have an active status. That carrier is charged a service fee for each subscriber account each month with substantially all service fees having no regard to the amount of data traffic the subscriber account passes over the BlackBerry architecture. If a carrier informs RIM to deactivate the subscriber account, then RIM no longer includes that subscriber account in its BlackBerry subscriber account base and ceases billing from the date of notification of deactivation. On a quarterly basis, RIM may make an estimate of pending deactivations for certain carriers that do not use a fully-integrated provisioning system. It is, however, the carrier’s responsibility to report changes to the subscriber account status on a timely basis to RIM. The number of subscriber accounts is a non-financial metric and is intended to highlight the change in RIM’s subscriber base and should not be relied upon as an indicator of RIM’s financial performance. The number of subscriber accounts does not have any standardized meaning prescribed by U.S. GAAP and may not be comparable to similar metrics presented by other companies.
An important part of RIM’s BlackBerry wireless platform is the software that is installed on corporate servers. Software revenues include fees from (i) licensing RIM’s BlackBerry Enterprise Server™ (“BES”) software; (ii) client access licenses (“CALs”), which are charged for each subscriber using the BlackBerry service via a BES; (iii) maintenance and upgrades to software; and (iv) technical support.
RIM also offers the BlackBerry Connect™ and BlackBerry Built-In™ Licensing Programs, which enable leading device manufacturers to equip their handsets with BlackBerry functionality, in order that users and organizations can connect to BlackBerry wireless services on a broader selection of devices and operating systems. BlackBerry Connect technology enables a variety of leading manufacturers to take advantage of proven BlackBerry architecture to automatically deliver email and other data to a broader choice of wireless devices, operating systems and email applications. BlackBerry Built-In technology enables leading manufacturers to incorporate popular BlackBerry applications into their mobile phones and handheld devices in addition to supporting “push"-based BlackBerry wireless services.
Revenues are also generated from sales of accessories, repair and maintenance programs and non-recurring engineering services (“NRE”).
Critical Accounting Policies and Estimates
General
The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management’s historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
The Company’s critical accounting policies and estimates have been reviewed and discussed with the Company’s Audit Committee. There have been no material changes to the Company’s critical accounting policies and estimates from those disclosed in the Company’s annual MD&A for the fiscal year ended March 1, 2008 other than the adoption of Statement of Financial Accounting Standards (“SFAS”) 157, Fair Value Measurements in the first quarter of fiscal 2009.
SFAS 157 clarifies the definition of fair value, establishes a framework for measurement of fair value, and expands disclosure about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, except as amended by Financial Accounting Standards Board (“FASB”) Staff Position (“FSP”) SFAS 157-1 and FSP SFAS 157-2 which is effective for fiscal years beginning after November 15, 2008. FSP SFAS 157-1 and FSP SFAS 157-2 allow partial adoption relating to fair value measurements for non-financial assets and liabilities that are not measured at fair value on a recurring basis. Effective March 2, 2008, the Company adopted SFAS 157, except as it applies to the nonfinancial assets and nonfinancial liabilities subject to FSP SFAS 157-2, with the impact described in note 3 to the Consolidated Financial Statements. The Company will adopt the remaining portion of SFAS 157 in the first quarter of fiscal 2010 and does not expect the adoption to have a material impact on the consolidated financial statements and the accompanying notes.
Restatement of Previously Issued Financial Statements
Overview
As discussed in greater detail under “Explanatory Note Regarding the Restatement of Previously Issued Financial Statements” in the MD&A for the fiscal year ended March 3, 2007 and Note 4 to the audited consolidated financial statements of the Company for the fiscal year ended March 3, 2007, the Company restated its consolidated balance sheet as of March 4, 2006 and its consolidated statements of operations, consolidated statements of cash flows and consolidated statements of shareholders’ equity for the fiscal years ended March 4, 2006 and February 26, 2005, and the related note disclosures (the “Restatement”), to reflect additional non-cash stock compensation expense relating to certain stock-based awards granted prior to the adoption of the Company’s stock option plan on December 4, 1996 (as amended from time to time, the “Stock Option Plan”) and certain stock option grants during the 1997 through 2006 fiscal periods, as well as certain adjustments related to the tax accounting for deductible stock option expenses. The Restatement did not result in a change in the Company’s previously reported revenues, total cash and cash equivalents or net cash provided from operating activities.
The Restatement was the result of a voluntary internal review (the “Review”) by the Company of its stock option granting practices, which was commenced under the direction of the Audit Committee of the Company’s Board of Directors, at the initiative of Dennis Kavelman, the Company’s former Chief Financial Officer (now the Company’s Chief Operating Officer — Administration and Operations), with the support of Jim Balsillie, the Co-Chief Executive Officer of the Company, and the executive management team of the Company. Following the recusal of two Audit Committee members who also served on the Compensation Committee, the Review was completed by the remaining two members of the Audit Committee as a special committee of independent directors of the Board of Directors (the “Special Committee”). The Special Committee was assisted in the Review by outside legal counsel and outside accounting advisors in both Canada and the United States. The Special Committee reviewed the facts and circumstances surrounding the 3,231 grants of stock options to acquire common shares that were made between December 1996 and August 2006 to 2,034 employees and directors of the Company. The Special Committee also reviewed stock-based awards granted prior to the adoption of the Stock Option Plan.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
The Review identified three significant types of accounting errors being: (1) the misapplication of U.S. GAAP as it relates to a “net settlement” feature contained in the Stock Option Plan until February 27, 2002, which resulted in variable accounting treatment, (2) the misapplication of U.S. GAAP in the accounting for certain share awards granted prior to the adoption of the Stock Option Plan, which also resulted in variable accounting treatment and (3) the misapplication of U.S. GAAP in the determination of an accounting measurement date for options granted after February 27, 2002. The Special Committee determined that the Company failed to maintain adequate internal and accounting controls with respect to the issuance of options in compliance with the Stock Option Plan, both in terms of how options were granted and documented, and the measurement date used to account for certain option grants. The grant process was characterized by informality and a lack of definitive documentation as to when the accounting measurement date for a stock option occurred, and lacked safeguards to ensure compliance with applicable accounting, regulatory and disclosure rules. The Special Committee did not find intentional misconduct on the part of any director, officer or employee responsible for the administration of the Company’s stock option grant program.
Each of the SEC, the Ontario Securities Commission (“OSC”) and the office of the United States Attorney for the Southern District of New York (the “USAO”) has commenced investigations in connection with the Company’s stock option granting practices. The Company intends to continue to cooperate with each of these agencies.
Actions Taken as a Result of the Review
As previously disclosed, the Board of Directors, based on the recommendations of the Special Committee, has implemented a number of measures in response to the findings of the Special Committee, including measures that are designed to enhance the oversight and corporate governance of the Company and to strengthen the Company’s control over its stock option granting process in particular. These measures include:
•     Benefits from Option Grants - All directors and each of RIM’s co-Chief Executive Officers and Chief Operating Officers (“c-level officers”) agreed in respect of options that were incorrectly priced to return any benefit on previously exercised options and to reprice unexercised options that were incorrectly priced. All vice presidents of the Company were asked to agree to similar treatment for their options that have dating issues, where those options were granted after the employee’s commencement of employment and in the employee’s capacity as vice president. All of the stock options held by directors, c-level officers and vice presidents that were subject to such repricing have been repriced, and the Company received $8.7 million, including interest, in restitution payments from its directors, c-level officers and vice presidents in fiscal 2008. In addition to the repricings described above, certain employees of the Company agreed in fiscal 2008 and fiscal 2009 to reprice stock options held by them that were incorrectly priced. The total repriced options for all directors, c-level officers, vice-presidents and employees to date include in fiscal 2009 20 stock option grants in respect of options to acquire 457,675 common shares and in fiscal 2008 87 stock option grants in respect of options to acquire 9,426,000 common shares.
•     Changes to the Company’s Stock Option Granting Practices — In June 2007, the Board of Directors approved a formal policy on granting equity awards, the details of which are described in the Company’s Management Information Circular, dated May 28, 2008 (the “Management Information Circular”), a copy of which can be found on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov. In addition, in July 2007, the Board of Directors determined to exclude non-employee directors from future stock option grants.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
•     Changes to the Company’s Board of Directors, Board Committees and Organizational Structure — In accordance with the Special Committee’s recommendations and other considerations, the Board of Directors established in 2007 an Oversight Committee, separated the roles of Chairman and Chief Executive Officer, implemented other changes to the Company’s Board of Directors, Audit Committee, Compensation Committee, and Nominating Committee, and changed various management roles. In addition to Ms. Barbara Stymiest and Mr. John Wetmore, who became directors of the Company in March 2007, Mr. David Kerr and Mr. Roger Martin were elected as directors of the Company at the Annual General Meeting of the Company on July 17, 2007. Each of the new directors is “independent” within the meaning of applicable securities laws and stock exchange rules. As previously disclosed, each of Mr. Douglas Fregin, Mr. Kendall Cork and Dr. Douglas Wright did not stand for re-election at the Annual General Meeting of the Company in 2007. Mr. Cork and Dr. Wright were appointed to the honorary position of Director Emeritus of the Board effective July 17, 2007 in recognition of their substantial contributions to the Company over many years.
•     Other Changes — The Company established an internal audit department and an individual commenced employment with the Company in the fourth quarter of fiscal 2008 in the position of Senior Vice President, Internal Audit. This new officer reports directly to the chair of the Audit Committee as well as administratively to the Co-Chief Executive Officer, Jim Balsillie. Additionally, the Company enhanced its capabilities in U.S. GAAP and in securities disclosure and compliance matters issues by establishing two new permanent full-time positions which have been filled, respectively, by an employee with expertise in U.S. GAAP and an employee with expertise in securities disclosure and compliance. The latter employee will assist in the administration of RIM’s equity awards granting program.
Review Costs
Included in the Company’s selling, marketing and administration expenses in fiscal 2008 and fiscal 2009 are legal, accounting and other professional costs incurred by the Company as well as other costs incurred by the Company under indemnity agreements in favor of certain officers and directors of the Company, in each case in connection with the Review, the Restatement, and the regulatory investigations and litigation related thereto.
Mr. Jim Balsillie and Mr. Mike Lazaridis, the Company’s Co-Chief Executive Officers, voluntarily offered to assist the Company in defraying costs incurred in connection with the Review and the Restatement by contributing CAD $10.0 million (CAD $5.0 million each) of those costs. The Company received these voluntary payments in the second quarter of fiscal 2008, which were recorded net of income taxes as an increase to paid-in capital. In addition, as part of the Notice of Application that was filed with the Ontario Superior Court of Justice-Commercial List by a pension fund shareholder, seeking various orders against the Company and named directors, the Company and the other defendants entered into an agreement with the shareholder to settle the Application and a proposed derivative action. Under the settlement, among other things, RIM agreed to the payment of CAD $1.1 million on account of the shareholder’s legal costs, and consistent with their earlier voluntary agreement (described above and in RIM’s March 5, 2007 press release summarizing the results of the Review) to contribute CAD $5.0 million each to defray the costs incurred by RIM in connection with the Review, RIM’s Co-Chief Executive Officers, Jim Balsillie and Mike Lazaridis, agreed to pay RIM a further CAD $2.5 million each to defray the Review costs incurred by RIM. The Company received these voluntary payments of CAD $2.5 million each in the third quarter of fiscal 2008, which were recorded net of income taxes as an increase to paid-in capital.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Risks Related to the Company’s Historical Stock Option Granting Practices
As a result of the events described above, the Company has become subject to the following significant risks, each of which could have a material adverse effect on the Company’s business, financial condition and results of operations:
•     The Company’s historical stock option granting practices are subject to ongoing investigations by the SEC, the OSC and the USAO. The investigations and requests for information, including interviews with the Company’s management and others, have required significant management attention and resources. The period of time necessary to resolve the investigations or to adequately respond to requests for information is uncertain, and these matters could continue to require significant additional attention and resources that could otherwise be devoted to the operation of the Company’s business. While there can be no assurance as to the outcome of the investigations, the Company anticipates that RIM and certain of its directors or officers could be subject to potential enforcement action, penalties or other remedies. For example, whether as part of a negotiated settlement with the regulators or as part of the resolution of any enforcement proceedings, the Company or its officers could be required to pay substantial damages, fines or other penalties, and the regulators could seek an injunction against the Company and its directors and officers, or seek to ban an officer or director of the Company from acting as such. In addition, if the USAO determines that an intentional violation of securities laws or other laws has occurred, it could commence a prosecution seeking to impose criminal sanctions against the Company or its officers or directors. Any of these actions could have a material adverse effect on the Company. There can be no assurance that other regulatory agencies in the United States, Canada or elsewhere will not make inquiries about, or commence investigations into, matters relating to the Company’s historical stock option practices.
•      As previously disclosed, the Company was served with an application filed by a pension fund shareholder in Ontario, Canada, which, among other things, sought to commence a shareholder derivative action relating to the Company’s historical option granting practices, and also made certain demands with respect to the conduct and scope of the Review. Such action was settled in the third quarter of fiscal 2008. On November 5, 2007, the Ontario Superior Court of Justice granted an order approving the settlement and issuing a representation order that binds all RIM shareholders to the terms of the agreement, except for those who had opted out. Approximately one hundred shareholders opted out of the settlement. Those who disclosed the number of shares held by them indicated that, combined, the opt-out shareholders hold approximately 27,400 shares (approximately 0.005% of all outstanding shares). However, certain opt-out shareholders did not disclose the number of shares held by them. On December 10, 2007, the Ontario Superior Court of Justice issued an order extending the opt-out deadline to January 22, 2008 for customers of Goldman Sachs Exchange & Clearing L.P., who did not receive notice of the settlement in the initial mailing. As a result of that extension, additional shareholders holding 47,080 shares as at the record date opted out. While that derivative action has been settled, additional lawsuits, including purported class actions and additional derivative actions, may be filed relating to the Company’s stock option granting practices. The amount of time to resolve any such lawsuits is unpredictable, and defending against such lawsuits could require significant additional attention and resources that could otherwise be devoted to the operation of the Company’s business. In addition, an unfavorable outcome in any such litigation could have a material adverse effect on the Company’s business, financial condition and results of operations.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
•     The Company could incur significant liabilities in connection with any litigation relating to its historical stock option granting practices, which liabilities may not be covered by insurance. In addition, the Company has indemnity obligations (including for legal expenses) for former and current directors, officers and employees, which are described in greater detail in the Company’s Management Information Circular dated May 28, 2008.
•     As noted above, in connection with the Restatement, the Company has applied judgment in choosing whether to revise measurement dates for prior stock option grants. While the Company believes it has made appropriate judgments in determining the correct measurement dates for its stock option grants in connection with the Restatement, the issues surrounding past stock option grants and financial statement restatements are complex and guidance in these areas may continue to evolve. If new guidance imposes additional or different requirements or if the SEC or the OSC disagrees with the manner in which the Company has accounted for and reported the financial impact, there is a risk the Company may have to further restate its prior financial statements, amend its filings with the SEC or the OSC (including the Consolidated Financial Statements and this MD&A), or take other actions not currently contemplated. Additionally, if the SEC or the OSC disagrees with the manner in which the Company has accounted for and reported the financial impact of past option grants, there could be delays in subsequent filings with the SEC or the OSC.
•     The Company has faced challenges in hiring and retaining qualified personnel due to the Restatement, the investigations relating to the Company and potential tax consequences to employees who received grants of stock options with incorrect accounting measurement dates. In addition, restrictions on the Company’s ability to grant stock options or other equity awards to employees under its policy on granting equity awards, which among other things, provides for quarterly grants of stock options or other equity awards except in limited and exceptional circumstances, may make it more difficult for the Company to attract and retain employees. The loss of the services of any of the Company’s key employees or challenges in hiring new employees could have a material adverse effect on its business and growth prospects. In addition, the Company may receive claims by employees who may be subject to adverse tax consequences as a result of errors in connection with its historical stock option grants.
Summary Results of Operations — Third Quarter of Fiscal 2009 Compared to the Third Quarter of Fiscal 2008
The following table sets forth certain unaudited consolidated statement of operations data, which is expressed in thousands of dollars and as a percentage of revenue for the interim periods indicated, as well as unaudited consolidated balance sheet data, which is expressed in thousands of dollars, as at November 29, 2008 and December 1, 2007.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

	As at and for the Three Months Ended
					Change
					Q3 Fiscal
	November 29, 2008		December 1, 2007		2009/2008
	(in thousands, except for per share amounts)

Revenue	$2,782,098	100.0%	$1,672,529	100.0%	$1,109,569

Cost of sales	1,512,592	54.4%	824,657	49.3%	687,935

Gross margin	1,269,506	45.6%	847,872	50.7%	421,634

Expenses

Research and development	193,044	6.9%	92,150	5.5%	100,894
Selling, marketing and administration	382,968	13.8%	238,175	14.2%	144,793
Amortization	53,023	1.9%	27,653	1.7%	25,370

	629,035	22.6%	357,978	21.4%	271,057

Income from operations	640,471	23.0%	489,894	29.3%	150,577
Investment income	31,554	1.1%	23,816	1.4%	7,738

Income before income taxes	672,025	24.2%	513,710	30.7%	158,315
Provision for income taxes	275,729	9.9%	143,249	8.6%	132,480

Net income	$396,296	14.2%	$370,461	22.1%	$25,835

Earnings per share (1)
Basic	$0.70		$0.66		$0.04

Diluted	$0.69		$0.65		$0.04

Adjusted net income (2)	$477,296	17.2%	n/a

Adjusted earnings per share (2)
Basic	$0.84		n/a

Diluted	$0.83		n/a

Weighted-average number of shares outstanding (000’s)
Basic	565,687		560,400
Diluted	573,514		573,700

Total assets	$7,665,126		$4,709,845		$2,955,281
Total liabilities	$2,318,943		$1,221,114		$1,097,829
Total long-term liabilities	$97,018		$86,223		$10,795
Shareholders’ equity	$5,346,183		$3,488,731		$1,857,452

Notes:

(1)	The Company has not paid any cash dividends during the last two fiscal years.

(2)	Adjusted net income and adjusted earnings per share exclude the negative impact on the Company’s provision for income taxes due to the significant depreciation of the Canadian dollar relative to the U.S. dollar in the third quarter of fiscal 2009. Adjusted net income and adjusted earnings per share are not recognized under U.S. GAAP and do not have standardized meanings prescribed by U.S. GAAP and therefore are unlikely to be comparable to similarly titled measures reported by other issuers. These non-GAAP financial measures should be considered in the context of the Company’s GAAP results. See “Non-GAAP Financial Measures”.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Executive Summary
Revenue for the third quarter of fiscal 2009 was $2.78 billion, an increase of $1.1 billion, or 66.3%, from $1.67 billion in the third quarter of fiscal 2008. The number of BlackBerry devices sold increased by approximately 2.8 million, or 69.8%, to approximately 6.7 million in the third quarter of fiscal 2009, compared to approximately 3.9 million in the third quarter of fiscal 2008. Device revenue increased by $907.3 million, or 67.5%, to $2.25 billion, reflecting primarily the higher number of devices sold. Service revenue increased by $129.4 million to $361.3 million, reflecting the Company’s increase in BlackBerry subscriber accounts since the third quarter of fiscal 2008. Software revenue increased by $2.6 million to $62.3 million in the third quarter of fiscal 2009 and Other revenue increased by $70.2 million to $107.0 million in the third quarter of fiscal 2009.
The Company’s net income for the third quarter of fiscal 2009 was $396.3 million, an increase of $25.8 million, or 7.0%, compared to net income of $370.5 million in the third quarter of fiscal 2008. Basic earnings per share (“basic EPS”) was $0.70 and diluted earnings per share (“diluted EPS”) was $0.69 in the third quarter of fiscal 2009 compared to $0.66 basic EPS and $0.65 diluted EPS in the third quarter of fiscal 2008, reflecting a 6.2% increase compared to the third quarter of fiscal 2008.
The $25.8 million increase in net income in the third quarter of fiscal 2009 primarily reflects an increase in gross margin in the amount of $421.6 million, resulting primarily from the increased number of device shipments, which was partially offset by an increase of $378.2 million in the Company’s investment in research and development, selling, marketing and administration expenses and provision for income taxes, which included the negative impact of $81.0 million due to the significant depreciation of the Canadian dollar relative to the U.S. dollar in the quarter. See “Income Taxes”.
Adjusted net income in the third quarter of fiscal 2009 was $477.3 million, an increase of $106.8 million, or 28.8% compared to net income of $370.5 million in the third quarter of fiscal 2008. Adjusted basic EPS was $0.84 and adjusted diluted EPS was $0.83 in the third quarter of fiscal 2009. Adjusted net income and adjusted earnings per share exclude the negative impact on the Company’s provision for income taxes due to the significant depreciation of the Canadian dollar relative to the U.S. dollar in the third quarter of fiscal 2009. Adjusted net income and adjusted earnings per share are not recognized under U.S. GAAP and do not have standardized meanings prescribed by U.S. GAAP and therefore are unlikely to be comparable to similarly titled measures reported by other issuers. These non-GAAP financial measures should be considered in the context of the Company’s GAAP results. See “Non-GAAP Financial Measures”.
On December 2, 2008, the Company issued a press release updating its forecast of its projected revenue, gross margins, diluted EPS and net new subscriber accounts for the third quarter of fiscal 2009. A copy of the press release is available on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov.
A more comprehensive analysis of these factors is contained in “Results of Operations”.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Selected Quarterly Financial Data
The following table sets forth RIM’s unaudited quarterly consolidated results of operations data for each of the eight most recent quarters, including the quarter ended November 29, 2008. The information in the table below has been derived from RIM’s unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a basis consistent with the Consolidated Financial Statements of the Company and include all adjustments necessary for a fair presentation of information when read in conjunction with the Consolidated Financial Statements of the Company. RIM’s quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of results for any future quarter.

								Fiscal Year
	Fiscal Year 2009			Fiscal Year 2008				2007
	Third	Second	First	Fourth	Third	Second	First	Fourth
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter
				(in thousands, except per share data)

Revenue	$2,782,098	$2,577,330	$2,242,565	$1,882,705	$1,672,529	$1,372,250	$1,081,911	$930,393
Gross margin	$1,269,506	$1,306,857	$1,137,357	$968,222	$847,872	$704,417	$560,070	$497,358

Research and development, Selling, marketing and administration, and Amortization	629,035	604,624	490,920	403,768	357,978	311,464	276,212	256,454
Investment income	(31,554)	(17,168)	(18,977)	(20,114)	(23,816)	(18,984)	(16,447)	(14,794)

Income before income taxes	672,025	719,401	665,414	584,568	513,710	411,937	300,305	255,698

Provision for income taxes	275,729	223,855	182,899	172,067	143,249	124,252	77,085	68,314

Net income	$396,296	$495,546	$482,515	$412,501	$370,461	$287,685	$223,220	$187,384

Earnings per share (1)
Basic	$0.70	$0.88	$0.86	$0.73	$0.66	$0.51	$0.40	$0.34

Diluted	$0.69	$0.86	$0.84	$0.72	$0.65	$0.50	$0.39	$0.33

Adjusted net income (2)	$477,296	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Adjusted earnings per share (2)
Basic	$0.84	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Diluted	$0.83	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Research and development	$193,044	$181,347	$127,776	$104,573	$92,150	$88,171	$74,934	$67,321
Selling, marketing and administration	382,968	379,644	326,592	267,881	238,175	197,943	177,483	167,112
Amortization	53,023	43,633	36,552	31,314	27,653	25,350	23,795	22,021

	$629,035	$604,624	$490,920	$403,768	$357,978	$311,464	$276,212	$256,454

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Notes:

(1)	The Company has not paid any cash dividends during the last three fiscal years.

(2)	Adjusted net income and adjusted earnings per share exclude the negative impact on the Company’s provision for income taxes due to the significant depreciation of the Canadian dollar relative to the U.S. dollar in the third quarter of fiscal 2009. Adjusted net income and adjusted earnings per share are not recognized under U.S. GAAP and do not have standardized meanings prescribed by U.S. GAAP and therefore are unlikely to be comparable to similarly titled measures reported by other issuers. These non-GAAP financial measures should be considered in the context of the Company’s GAAP results. See “Non-GAAP Financial Measures”. The Company has not adjusted quarterly earnings for the first and second quarters of fiscal 2009 in this table as the functional currency election by the Company was only made in the third quarter of fiscal 2009. See “Income Taxes” on page 17.
Results of Operations
Three months ended November 29, 2008 compared to the three months ended December 1, 2007
Revenue
Revenue for the third quarter of fiscal 2009 was $2.78 billion, an increase of $1.1 billion, or 66.3%, from $1.67 billion in the third quarter of fiscal 2008.
A comparative breakdown of the significant revenue streams is set forth in the following table:

					Change - Fiscal
	Q3 Fiscal 2009		Q3 Fiscal 2008		2009/2008
Number of devices sold	6,683,000		3,936,000		2,747,000	69.8%

Average Selling Price (“ASP”)	$337		$342		$(5)	(1.5%)

Revenues
Devices	$2,251,549	80.9%	$1,344,225	80.4%	$907,324	67.5%
Service	361,274	13.0%	231,897	13.9%	129,377	55.8%
Software	62,284	2.2%	59,647	3.6%	2,637	4.4%
Other	106,991	3.9%	36,760	2.1%	70,231	191.1%

	$2,782,098	100.0%	$1,672,529	100.0%	$1,109,569	66.3%

Device revenue increased by $907.3 million, or 67.5%, to $2.25 billion, or 80.9% of consolidated revenue, in the third quarter of fiscal 2009 compared to $1.34 billion, or 80.4%, of consolidated revenue in the third quarter of fiscal 2008.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
This increase in device revenue over the prior year is primarily attributable to a volume increase of approximately 2.8 million units, or 69.8%, to approximately 6.7 million devices in the third quarter of fiscal 2009 compared to approximately 3.9 million devices in the third quarter of fiscal 2008. ASP decreased to $337 in the third quarter of fiscal 2009 from $342 in the third quarter of fiscal 2008 due primarily to a change in the BlackBerry device mix. The Company currently expects ASP to be higher in the fourth quarter of fiscal 2009 when compared to the third quarter of fiscal 2009, however, as RIM expands its market focus into the consumer market and as the technology continues to mature, the Company expects the ASP to decline. ASP is dependent on projected future sales volumes, device mix, new device introductions for the Company’s enterprise, prosumer and consumer offerings as well as pricing by competitors in the industry.
The Company estimates that a $10, or 3.0%, change in overall ASP would result in a quarterly revenue change of approximately $67 million, based upon the Company’s volume of devices shipped in the third quarter of fiscal 2009.
Service revenue increased $129.4 million, or 55.8%, to $361.3 million and comprised 13.0% of consolidated revenue in the third quarter of fiscal 2009 compared to $231.9 million, or 13.9% of consolidated revenue in the third quarter of fiscal 2008, reflecting the Company’s increase in BlackBerry subscriber accounts since the third quarter of fiscal 2008. BlackBerry subscriber account additions were approximately net 2.6 million for the third quarter of fiscal 2009 compared to approximately net 1.7 million for the comparable period last year. The Company’s service revenue and net subscriber additions in the quarter were negatively affected by lower than anticipated unit shipments of existing products, which RIM believes is a reflection of general economic weakness in the United States as well as shifts in anticipated product launch dates to later in the quarter.
The total BlackBerry subscriber account base at the end of the third quarter of fiscal 2009 was approximately 21 million compared to approximately 12 million at the end of the third quarter of fiscal 2008. The percentage of the subscriber account base outside of North America at the end of the third quarter of fiscal 2009 increased slightly when compared to the second quarter of fiscal 2009.
Software revenue includes fees from licensed BES software, CALs, technical support, maintenance and upgrades. Software revenue increased $2.7 million, or 4.4%, to $62.3 million in the third quarter of fiscal 2009 from $59.6 million in the third quarter of fiscal 2008.
Other revenue, which includes accessories, non-warranty repairs, NRE and gains and losses on revenue hedge contracts increased by $70.2 million to $107.0 million in the third quarter of fiscal 2009 compared to $36.8 million in the third quarter of fiscal 2008. The majority of the increase was attributable to increases in sales of accessories, non-warranty repair and gains realized from the revenue hedging program.
Gross Margin
Consolidated gross margin increased by $421.6 million, or 49.7%, to $1.27 billion, or 45.6% of revenue, in the third quarter of fiscal 2009, compared to $847.9 million, or 50.7% of revenue, in the same period of the previous fiscal year. The decrease of 5.1% in consolidated gross margin percentage was primarily due to a decrease in the blended handset margins primarily driven by the introduction of certain new products that are feature rich and designed to operate on new network technologies, lower than anticipated unit shipments of existing products, a decrease in ASP for devices of approximately 1.5% compared to the third quarter of fiscal 2008 primarily attributable to the strengthening of the U.S. dollar relative to other foreign currencies that the Company transacts in and a higher percentage of device shipments which comprised 80.9% of the total revenue mix in the third quarter of fiscal 2009 compared to 80.4% in the same period of fiscal 2008.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Gross margin percentage for devices is generally lower than the Company’s consolidated gross margin percentage. The decrease in gross margin percentage relating to devices was offset in part by improved service margins resulting from cost efficiencies in RIM’s network operations infrastructure as a result of the increase in BlackBerry subscriber accounts. The Company expects gross margin to be approximately 40%-41% in the fourth quarter of fiscal 2009, reflecting primarily a decrease in blended handset margins relating to certain new products introduced in the third quarter of fiscal 2009 that are feature rich and designed to operate on new network technologies, offset in part by operating expenses that are expected to be approximately 2% lower as a percentage of revenue than the third quarter of fiscal 2009. Based on the Company’s current expectations for product mix and device average selling prices, RIM expects gross margins in fiscal 2010 to be similar to or slightly better than the fourth quarter of fiscal 2009.
Research and Development, Selling, Marketing and Administration, and Amortization Expense
The table below presents a comparison of research and development, selling, marketing and administration, and amortization expenses for the quarter ended November 29, 2008, compared to the quarter ended August 30, 2008 and the quarter ended December 1, 2007. The Company believes it is meaningful to provide a comparison between the third quarter of fiscal 2009 and the second quarter of fiscal 2009 given the quarterly increases in revenue realized by the Company during fiscal 2009.

	Three Month Fiscal Periods Ended
	November 29, 2008		August 30, 2008		December 1, 2007
		% of		% of		% of
		Revenue		Revenue		Revenue

Revenue	$2,782,098		$2,577,330		$1,672,529

Research and development	$193,044	6.9%	$181,347	7.0%	$92,150	5.5%
Selling, marketing and administration	382,968	13.8%	379,644	14.7%	238,175	14.2%
Amortization	53,023	1.9%	43,633	1.7%	27,653	1.7%

	$629,035	22.6%	$604,624	23.5%	$357,978	21.4%

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Total research and development, selling, marketing and administration, and amortization expenses for the third quarter as a percentage of revenue decreased by 0.9% to 22.6% of revenues when compared to the second quarter of fiscal 2009 notwithstanding the decrease in revenue compared to the Company’s original forecast.
Research and Development
Research and development expenditures consist primarily of salaries and benefits for technical personnel, new product development costs, travel, office and related infrastructure costs and recruiting.
Research and development expenditures increased by $100.8 million to $193.0 million, or 6.9% of revenue, in the third quarter of fiscal 2009, compared to $92.2 million, or 5.5% of revenue, in the third quarter of fiscal 2008. The majority of the increases during the third quarter of fiscal 2009 compared to the third quarter of fiscal 2008 were attributable to salaries and benefits due to an increase in the average headcount associated with research and development activities, new product development costs, travel and office and related staffing infrastructure costs.
Selling, Marketing and Administration Expenses
Selling, marketing and administration expenses consist primarily of marketing, advertising and promotion, salaries and benefits, external advisory fees, office and related staffing infrastructure costs and travel expenses.
Selling, marketing and administration expenses increased by $144.8 million to $383.0 million for the third quarter of fiscal 2009 compared to $238.2 million for the comparable period in fiscal 2008. As a percentage of revenue, selling, marketing and administration expenses decreased to 13.8% in the third quarter of fiscal 2009 compared to 14.2% in the third quarter of fiscal 2008. The net increase was primarily attributable to increased expenditures for marketing, advertising and promotion expenses including additional programs to support new product launches, salary and benefits expenses primarily as a result of increased personnel, external advisory fees, office and related staffing infrastructure costs and travel expenses, which was partially offset by a decrease in foreign exchange rates applicable to non-U.S. dollar denominated expenses.
Amortization
Amortization expense relating to certain capital and all intangible assets other than licenses increased by $25.3 million to $53.0 million for the third quarter of fiscal 2009 compared to $27.7 million for the comparable period in fiscal 2008. The increased amortization expense primarily reflects the impact of certain capital and intangible asset expenditures incurred over the last four quarters.
Total amortization expense with respect to Intangible assets was $32.8 million in the third quarter of fiscal 2009 compared to $13.2 million in the third quarter of fiscal 2008. See also Note 6 to the Consolidated Financial Statements.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Cost of sales
Amortization expense with respect to capital assets employed in the Company’s manufacturing operations and BlackBerry service operations increased to $22.7 million in the third quarter of fiscal 2009 compared to $11.6 million in the third quarter of fiscal 2008 and is charged to Cost of sales in the Consolidated Statements of Operations. The increased amortization expense in the third quarter of fiscal 2009 primarily reflects the impact of amortization expense with respect to these capital asset expenditures incurred over the last four quarters.
Amortization expense with respect to licenses (a component of Intangible assets) is charged to Cost of sales and was $10.1 million in the third quarter of fiscal 2009 compared to $8.6 million in the third quarter of fiscal 2008.
Investment Income
Investment income increased by $7.8 million to $31.6 million in the third quarter of fiscal 2009 from $23.8 million in the third quarter of fiscal 2008. The increase primarily reflects the gain on sale of investments accounted for on a cost basis of approximately $13 million and an increase in cash and cash equivalents, short-term investments and long-term investments, offset by the decrease in yields due to lower interest rates when compared to the prior year. See also “Liquidity and Capital Resources”.
Income Taxes
For the third quarter of fiscal 2009, the Company’s income tax expense was $275.7 million, resulting in an effective tax rate of 41.0% compared to income tax expense of $143.2 million and an effective tax rate of 27.9% for the same period last year. The Company’s effective tax rate reflects the geographic mix of earnings in jurisdictions with different tax rates. The Company’s effective tax rate for the third quarter of fiscal 2009 of 41.0% was approximately 11%-12% higher than management’s estimate of 29%-30% for the quarter primarily due to the significant depreciation of the Canadian dollar relative to the U.S. dollar in the third quarter and its effect on the Company’s U.S. dollar denominated assets and liabilities held by the Company’s Canadian operating companies that are subject to tax in Canadian dollars. The incremental tax expense in the third quarter of fiscal 2009 resulting from the higher than expected effective tax rate was $81.0 million resulting in an adjusted tax rate of 29.0%. The lower effective tax rate in the third quarter of fiscal 2008 was primarily due to the favorable impact of the depreciation of the U.S. dollar relative to the Canadian dollar.
On December 14, 2007, the Government of Canada enacted legislation that would allow the Company the option to determine its Canadian tax results based on its functional currency (the U.S. dollar) rather than the Canadian dollar. Amending legislation was proposed on November 10, 2008, which includes an extension of the deadline to elect, on an annual basis, to use these rules as well as certain clarifications to the rules. Management anticipates the draft legislation will receive Royal Assent and be enacted in the calendar year 2009. In order to utilize the functional currency option for fiscal 2009, the Company filed an election pursuant to the draft legislation in the third quarter of fiscal 2009. Management believes that functional currency tax reporting should significantly reduce the distortion that exchange rate volatility could have on the Company’s income tax expense in the future.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
The functional currency tax reporting rules will allow the Company to calculate its fiscal 2009 Canadian tax expense based on the U.S. dollar. While the Company elected for Canadian tax purposes to adopt these rules in the third quarter of fiscal 2009, the Company cannot recognize the related tax benefit of electing to adopt these rules for U.S. GAAP financial reporting purposes until they are formally enacted resulting in the higher provision for income taxes in the third quarter of fiscal 2009. Once these new rules are enacted, the incremental tax expense in the third quarter will be reversed, additional tax benefits from prior quarters of fiscal 2009 will be realized and future tax rate volatility should be reduced.
Management anticipates the Company’s effective tax rate for the remainder of fiscal 2009 to be approximately 29% to 30%. The Company’s effective tax rate could move outside this range depending on, among other things, further foreign exchange rate fluctuations.
The Company has not provided for Canadian income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely by these subsidiaries.
Net Income
Net income was $396.3 million in the third quarter of fiscal 2009, compared to net income of $370.5 million in the third quarter of fiscal 2008. Basic EPS was $0.70 and diluted EPS was $0.69 in the third quarter of fiscal 2009 compared to $0.66 basic EPS and $0.65 diluted EPS, in the third quarter of fiscal 2008.
The $25.8 million increase in net income in the third quarter of fiscal 2009 reflects primarily an increase in gross margin in the amount of $421.6 million, which was offset in part by an increase of $378.2 million in the Company’s investments in research and development, selling, marketing and administrative expenses and the Company’s provision for income taxes which, included the negative impact of $81.0 million due to the significant depreciation of the Canadian dollar relative to the U.S. dollar in the quarter, see “Income Taxes”.
Adjusted net income was $477.3 million, adjusted basic EPS was $0.84 and adjusted diluted EPS was $0.83 in the third quarter of fiscal 2009. See “Non-GAAP Financial Measures”.
Net income was also negatively impacted by the strengthening of the U.S. dollar versus the other major currencies that the Company transacts in. The unanticipated negative foreign exchange impact on revenue was only partially offset by lower operating expenses as a percentage of revenue in the quarter.
The weighted average number of shares outstanding was 565.7 million common shares for basic EPS and 573.5 million common shares for diluted EPS for the quarter ended November 29, 2008 compared to 560.4 million common shares for basic EPS and 573.7 million common shares for diluted EPS for the same period last year.
Common Shares Outstanding
On December 15, 2008, there were 566.0 million common shares, 13.0 million options to purchase common shares, 5,000 restricted share units outstanding and 16,023 deferred share units outstanding.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Nine months ended November 29, 2008 compared to the nine months ended December 1, 2007
The following table sets forth certain unaudited consolidated statement of operations data, which is expressed in thousands of dollars and as a percentage of revenue for the interim periods indicated:

	For the Nine Months Ended
					Change
					- Fiscal
	November 29, 2008		December 1, 2007		2009/2008
	(in thousands, except for per share amounts)

Revenue	$7,601,993	100.0%	$4,126,690	100.0%	$3,475,303

Cost of sales	3,888,273	51.1%	2,014,331	48.8%	1,873,942

Gross margin	3,713,720	48.9%	2,112,359	51.2%	1,601,361

Expenses

Research and development	502,167	6.6%	255,255	6.2%	246,912
Selling, marketing and administration	1,089,204	14.3%	613,601	14.9%	475,603
Amortization	133,208	1.8%	76,798	1.9%	56,410

	1,724,579	22.7%	945,654	22.9%	778,925

Income from operations	1,989,141	26.2%	1,166,705	28.3%	822,436

Investment income	67,699	0.9%	59,247	1.4%	8,452

Income before income taxes	2,056,840	27.1%	1,225,952	29.7%	830,888

Provision for income taxes	682,483	9.0%	344,586	8.4%	337,897

Net income	$1,374,357	18.1%	$881,366	21.4%	$492,991

Earnings per share
Basic	$2.43		$1.58		$0.85

Diluted	$2.39		$1.54		$0.85

Adjusted net income (1)	$1,477,557	19.4%	n/a

Adjusted earnings per share (1)
Basic	$2.62		n/a

Diluted	$2.57		n/a

Weighted-average number of shares outstanding (000’s)
Basic	564,710		559,100
Diluted	574,469		572,300

(1)	Adjusted net income and adjusted earnings per share exclude the negative impact on the Company’s provision for income taxes due to the significant depreciation of the Canadian dollar relative to the U.S. dollar in the third quarter of fiscal 2009. Adjusted net income and adjusted earnings per share are not recognized under U.S. GAAP and do not have standardized meanings prescribed by U.S. GAAP and therefore are unlikely to be comparable to similarly titled measures reported by other issuers. These non-GAAP financial measures should be considered in the context of the Company’s GAAP results. See “Non-GAAP Financial Measures”.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Revenue
Revenue for the first nine months of fiscal 2009 was $7.6 billion, an increase of $3.47 billion, or 84.2%, from $4.13 billion in the first nine months of fiscal 2008.
A comparative breakdown of the significant revenue streams is set forth in the following table:

		For the Nine Month Periods			Change - Fiscal
	Q3 YTD Fiscal 2009		Q3 YTD Fiscal 2008		2009/2008
Number of devices sold	18,229,000		9,408,000		8,821,000	93.8%

Average Selling Price (“ASP”)	$340		$345		$(5)	(1.4%)

Revenues

Devices	$6,206,337	81.6%	$3,245,443	78.6%	$2,960,894	91.2%
Service	987,337	13.0%	606,897	14.7%	380,440	62.7%
Software	193,115	2.5%	171,317	4.2%	21,798	12.7%
Other	215,204	2.9%	103,033	2.5%	112,171	108.9%

	$7,601,993	100.0%	$4,126,690	100.0%	$3,475,303	84.2%

Device revenue increased by $2.96 billion, or 91.2%, to $6.2 billion, or 81.6% of consolidated revenue, in the first nine months of fiscal 2009 compared to $3.25 billion, or 78.6%, of consolidated revenue in the first nine months of fiscal 2008. This increase in device revenue over the prior year is primarily attributable to a volume increase of approximately 8.8 million units, or 93.8%, to approximately 18.2 million devices in the first nine months of fiscal 2009 compared to approximately 9.4 million devices in the first nine months of fiscal 2008, partially offset by a decrease of $5 or 1.4% in ASP to $340 in the current nine month fiscal period from $345 in the first nine months of fiscal 2008.
Service revenue increased $380.4 million, or 62.7%, to $987.3 million and comprised 13.0% of consolidated revenue in the first nine months of fiscal 2009 compared to $606.9 million, or 14.7% of consolidated revenue in the first nine months of fiscal 2008, reflecting the Company’s increase in BlackBerry subscriber accounts since the third quarter of fiscal 2008.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Software revenue increased $21.8 million, or 12.7%, to $193.1 million in the first nine months of fiscal 2009 from $171.3 million in the first nine months of fiscal 2008.
Other revenue increased by $112.2 million to $215.2 million in the first nine months of fiscal 2009 compared to $103.0 million in the first nine months of fiscal 2008.
Gross Margin
Consolidated gross margin increased by $1.60 billion, or 75.8%, to $3.71 billion, or 48.9% of revenue, in the first nine months of fiscal 2009, compared to $2.11 billion, or 51.2% of revenue, in the same period of the previous fiscal year. The decrease of 2.3% in consolidated gross margin percentage was primarily due to a higher percentage of device shipments which comprised 81.6% of the total revenue mix in the first nine months of fiscal 2009 compared to 78.6% in the same period of fiscal 2008, a change in the BlackBerry device mix, a decrease in ASP of approximately 1.4% primarily attributable to the strengthening of the U.S. dollar relative to other foreign currencies the Company transacts in and a decrease in blended handset margins as a result of the introduction of certain new products in fiscal 2009 that are feature rich and designed to operate on new network technologies. Gross margin percentage for devices is generally lower than the Company’s consolidated gross margin percentage. The decrease in gross margin percentage relating to the increase in percentage of device shipments was offset in part by improved service margins resulting from cost efficiencies in RIM’s network operations infrastructure as a result of the increase in BlackBerry subscriber accounts and a decline in certain fixed costs as a percentage of consolidated revenue as the Company continues to realize economies of scale in its manufacturing operations.
Research and Development, Selling, Marketing and Administration, and Amortization Expense
The table below presents a comparison of research and development, selling, marketing and administration, and amortization expenses for the nine months ended November 29, 2008, compared to the nine months ended December 1, 2007.

	For the Nine Months Ended
					Change - Fiscal
	November 29, 2008		December 1, 2007		2009/2008
		% of		% of
		Revenue		Revenue		% of Change

Revenue	$7,601,993		$4,126,690		$3,475,303	84.2%

Research and development	$502,167	6.6%	$255,255	6.2%	$246,912	96.7%
Selling, marketing and administration	1,089,204	14.3%	613,601	14.9%	475,603	77.5%
Amortization	133,208	1.8%	76,798	1.8%	56,410	73.5%

	$1,724,579	22.7%	$945,654	22.9%	$778,925	82.4%

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Research and Development
Research and development expenditures increased by $246.9 million to $502.2 million, or 6.6% of revenue, in the nine months ended November 29, 2008, compared to $255.3 million, or 6.2% of revenue, in the first nine months of fiscal 2008. The majority of the increases during the first nine months of fiscal 2009, compared to fiscal 2008, were attributable to salaries and benefits due to an increase in the average headcount associated with research and development activities, new product development costs, travel and office and related staffing infrastructure costs.
Selling, Marketing and Administration Expenses
Selling, marketing and administration expenses increased by $475.6 million to $1.09 billion for the first nine months of fiscal 2009 compared to $613.6 million for the comparable period in fiscal 2008. As a percentage of revenue, selling, marketing and administration expenses decreased to 14.3% in the current fiscal period versus 14.9% in the comparable preceding fiscal period. The net increase of $475.6 million was primarily attributable to increased expenditures for marketing, advertising and promotion expenses including additional programs to support new product launches, salary and benefits expenses primarily as a result of increased personnel, external advisory fees, office and related staffing infrastructure costs and travel expenses.
Amortization
Amortization expense relating to certain capital and all intangible assets other than licenses increased by $56.4 million to $133.2 million for the first nine months of fiscal 2009 compared to $76.8 million for the comparable period in fiscal 2008. The increased amortization expense for the nine months ended November 29, 2008 primarily reflects the impact of nine months of amortization expense with respect to certain capital and intangible asset expenditures incurred primarily during the last quarter of fiscal 2008 and also incremental amortization with respect to certain capital and intangible asset expenditures incurred during the first nine months of fiscal 2009.
Total amortization expense with respect to Intangible assets was $73.4 million in the first nine months of fiscal 2009 compared to $31.3 million in the first nine months of fiscal 2008. See also Note 6 to the Consolidated Financial Statements.
Cost of sales
Amortization expense with respect to capital assets employed in the Company’s manufacturing operations and BlackBerry service operations increased to $55.8 million in the first nine months of fiscal 2009 compared to $32.4 million in the comparable period of fiscal 2008 and is charged to Cost of sales in the Consolidated Statements of Operations. The increased amortization expense in the first nine months of fiscal 2009 primarily reflects the impact of amortization expense with respect to these capital asset expenditures incurred during the last quarter of fiscal 2008 and also incremental amortization with respect to capital asset expenditures incurred during the first nine months of fiscal 2009.
Amortization expense with respect to licenses (a component of Intangible assets) is charged to Cost of sales and was $22.7 million in the first nine months of fiscal 2009 compared to $17.6 million in the comparable period of fiscal 2008.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Investment Income
Investment income increased by $8.5 million to $67.7 million in the first nine months of fiscal 2009 from $59.2 million in the comparable period of fiscal 2008. The increase primarily reflects the gain on sale of investments accounted for on a cost basis of approximately $13 million realized in the third quarter of fiscal 2009 and the increase in cash and cash equivalents, short-term investments and long-term investments when compared to the prior year, offset by decreases in yields due to lower interest rates. See also “Liquidity and Capital Resources”.
Income Taxes
For the first nine months of fiscal 2009, the Company’s income tax expense was $682.5 million, resulting in an effective tax rate of 33.2% compared to income tax expense of $344.6 million and an effective tax rate of 28.1% for the same period last year. The Company’s effective tax rate reflects the geographic mix of earnings in jurisdictions with different tax rates. The Company’s effective tax rate for the first nine months of fiscal 2009 of 33.2% was higher than management’s estimate primarily due to the significant depreciation of the Canadian dollar relative to the U.S. dollar in the second and third quarters and its effect on the Company’s U.S. dollar denominated assets and liabilities held by the Company’s Canadian operating companies that are subject to tax in Canadian dollars. The incremental tax expense in the first nine months of fiscal 2009 resulting from the higher than expected tax rate was $103.2 million resulting in an adjusted effective tax rate of 28.2%. The lower effective tax rate in the first nine months of fiscal 2008 was primarily due to the favorable impact of the depreciation of the U.S. dollar relative to the Canadian dollar during the first nine months of fiscal 2008.
On December 14, 2007, the Government of Canada enacted legislation that would allow the Company the option to determine its Canadian tax results based on its functional currency (the U.S. dollar) rather than the Canadian dollar. Amending legislation was proposed on November 10, 2008, which includes an extension of the deadline to elect to use these rules as well as certain clarifications to the rules. Management anticipates the draft legislation will receive Royal Assent and be enacted sometime in calendar 2009. In order to utilize the functional currency option for fiscal 2009, the Company filed an election pursuant to the draft legislation in the third quarter of fiscal 2009. Management believes that functional currency tax reporting should significantly reduce the distortion that exchange rate volatility has had and could have on the Company’s income tax expense in the future.
The Company has not provided for Canadian income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely by these subsidiaries.
Net Income
Net income was $1.37 billion, or $2.43 basic EPS and $2.39 diluted EPS, in the first nine months of fiscal 2009 compared to net income of $881.4 million, or $1.58 basic EPS and $1.54 diluted EPS, in the prior year’s comparable period.
Adjusted net income was $1.48 billion, adjusted basic EPS was $2.62 and adjusted diluted EPS was $2.57 in the first nine months of fiscal 2009. See “Non-GAAP Financial Measures”.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
The $493.0 million increase in net income in the first nine months of fiscal 2009 reflects primarily an increase in gross margin in the amount of $1.60 billion, which was offset in part by an increase of $1.06 billion in the Company’s investments in research and development expenses and selling, marketing and administration expenses and the Company’s provision for income taxes, which included the negative impact of $103.2 million due to the significant depreciation of the Canadian dollar relative to the U.S. dollar in the third quarter of fiscal 2009. See “Income Taxes”.
The weighted average number of shares outstanding was 564.7 million common shares for basic EPS and 574.5 million common shares for diluted EPS for the nine months ended November 29, 2008 compared to 559.1 million common shares for basic EPS and 572.3 million common shares for diluted EPS for the same period last year.
Non-GAAP Financial Measures
The Company’s financial statements are prepared in accordance with U.S. GAAP on a basis consistent for all periods presented. In this MD&A, the Company has presented the following “non-GAAP financial measures”: adjusted net income, adjusted basic earnings per share and adjusted diluted earnings per share. The term “non-GAAP financial measure” is used to refer to a numerical measure of a company’s historical or future financial performance, financial position or cash flows that: (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with U.S. GAAP in a company’s statement of income, balance sheet or statement of cash flows; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. Adjusted net income, adjusted basic earnings per share and adjusted diluted earnings per share are non-GAAP financial measures that exclude the impact of exchange rate fluctuations between the Canadian dollar and the U.S. dollar on the Company’s tax rate. This section of the MD&A describes the Company’s use of such non-GAAP financial measures.
The Company reported an income tax provision in the third quarter of fiscal 2009 that was higher than previously forecasted, the incremental portion of which is expected to be reversed, in a future quarter. This provision reflects an effective tax rate for the third quarter of fiscal 2009, which is significantly higher than management’s estimate of 29%-30% for the quarter announced on September 25, 2008, due to the significant depreciation of the Canadian dollar relative to the U.S. dollar in the third quarter and its effect on the Company’s U.S. dollar denominated assets and liabilities held by RIM’s Canadian operating companies that are subject to tax in Canadian dollars. As described in greater detail under “Income Taxes”, there are proposed changes to the Income Tax Act (Canada) that will allow RIM to calculate its fiscal 2009 Canadian income tax expense based on the U.S. dollar (the Company’s functional currency). See “Income Taxes”. Although the Company elected for Canadian income tax purposes to adopt these rules in the third quarter of fiscal 2009, the Company cannot recognize the related income tax reduction of electing to adopt these rules for U.S. GAAP financial reporting purposes until they are formally enacted resulting in the higher provision for the third quarter. Once these new rules are enacted, the incremental tax expense in the third quarter of fiscal 2009 will be reversed, additional tax benefits from prior quarters of fiscal 2009 will be realized, incremental one-time benefits related to initial adoption will be realized and future volatility in the Company’s effective tax rate should be reduced. The Company expects the proposed rules to be enacted sometime in calendar 2009. Since the incremental tax expense in the third quarter of fiscal 2009 will be reversed and additional tax benefits

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
from prior quarters of fiscal 2009 will be realized when these new tax rules are enacted, the Company believes presenting non-GAAP financial measures that exclude the impact of exchange rate fluctuations between the Canadian dollar and the U.S. dollar enables the Company, and its shareholders, to better assess the Company’s operating performance relative to its financial results in prior periods and improves the comparability of the information presented.
Investors are cautioned that adjusted net income and adjusted earnings per share do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similarly titled measures reported by other issuers. These non-GAAP financial measures should be considered in the context of the Company’s U.S. GAAP results.
The following table provides a reconciliation of net income to adjusted net income, basic earnings per share to adjusted basic earnings per share and diluted earnings per share to adjusted diluted earnings per share.

	Three months
	ended November 29,	Nine months ended
	2008	November 29, 2008

Net income	$396,296	$1,374,357
Impact using functional currency (U.S. dollar) to determine Canadian income taxes (1)	81,000	103,200

Adjusted net income (1)	477,296	1,477,557

Basic earnings per share	0.70	2.43
Diluted earnings per share	0.69	2.39

Adjusted basic earnings per share (1)	0.84	2.62
Adjusted diluted earnings per share (1)	0.83	2.57

(1)	These are non-GAAP amounts or non-GAAP financial measures
Financial Condition
Liquidity and Capital Resources
Cash and cash equivalents, short-term investments and long-term investments increased by $249.0 million to $2.49 billion as at November 29, 2008 from $2.24 billion as at August 30, 2008. The majority of the Company’s cash and cash equivalents, short-term investments and long-term investments are denominated in U.S. dollars as at November 29, 2008.
A comparative summary of cash and cash equivalents, short-term investments and long-term investments is set out below.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

	As at
	November 29, 2008	August 30, 2008	Change - Q3/Q2

Cash and cash equivalents	$1,101,714	$1,131,074	$(29,360)
Short-term investments	574,279	422,121	152,158
Long-term investments	812,638	686,457	126,181

Cash and cash equivalents, short-term investments and long-term investments	$2,488,631	$2,239,652	$248,979

Three months ended November 29, 2008 compared to the three months ended December 1, 2007
Operating Activities
Cash flow provided by operating activities was $565.7 million in the third quarter of fiscal 2009 compared to cash flow provided by operating activities of $520.6 million in the preceding fiscal year, representing an increase of $45.1 million primarily reflecting the increase in accounts receivable, accounts payable and amortization of $196.9 million, partially offset by a decrease in inventory and accrued liabilities of $138.9 million in the second quarter of fiscal 2009. The table below summarizes the key components of this net decrease.

	Three Months Ended
			Change - Fiscal
	November 29, 2008	December 1, 2007	2009/2008

Net income	$396,296	$370,461	$25,835
Amortization	85,776	47,861	37,915
Deferred income taxes	(21,236)	1,564	(22,800)
Stock-based compensation	9,600	9,100	500

Changes in:
Trade receivables	(64,701)	(184,758)	120,057
Other receivables	15,129	30,070	(14,941)
Inventory	(86,164)	(38,606)	(47,558)
Accounts payable	86,668	47,789	38,879
Accrued liabilities	33,312	124,697	(91,385)
Income taxes payable	130,179	112,426	17,753
All other	(19,164)	(35)	(19,129)

Cash provided from operating activities	$565,695	$520,569	$45,126

Financing Activities
Cash flow provided by financing activities was $3.4 million for the third quarter of fiscal 2009 and was primarily provided by the proceeds from the exercise of stock options and tax benefits from the exercise of stock options.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
The cash flow provided by financing activities in the third quarter of fiscal 2008 in the amount of $30.4 million was primarily attributable to proceeds from the exercise of stock options as well as the voluntary payments of CAD $2.5 million each made by the Company’s Co-Chief Executive Officers. See “Restatement of Previously Issued Financial Statements - Review Costs”.
Investing Activities
During the three months ended November 29, 2008, cash flow used in investing activities was $606.5 million and included capital asset additions of $195.6 million, intangible asset additions of $134.9 million, as well as transactions involving the proceeds on sale or maturity of short-term investments and long-term investments, net of the costs of acquisitions in the amount of $276.0 million. For the same period of the prior fiscal year, cash flow used in investing activities was $199.2 million and included capital asset additions of $96.5 million, intangible asset additions of $41.0 million, as well as transactions involving the proceeds on sale or maturity of short-term investments and long-term investments, net of the costs of acquisition, amounting to $58.7 million. The increase in capital asset spending was primarily due to increased investment in land and building purchases, renovations to existing facilities, expansion and enhancement of the BlackBerry infrastructure and computer equipment purchases. The increase in intangible asset spending was primarily associated with agreements with third parties totalling $202 million for the use of intellectual property, software, messaging services and other BlackBerry-related features. All acquired patents were recorded as Intangible assets and are being amortized over their estimated useful lives.
Nine months ended November 29, 2008 compared to the nine months ended December 1, 2007
Operating Activities
Cash flow provided by operating activities was $1.15 billion in the first nine months of fiscal 2009 compared to cash flow provided by operating activities of $970.7 million in the first nine months of the preceding fiscal year, representing an increase of $182.4 million and includes the payment, in the first quarter of fiscal 2009, of approximately $460 million for income taxes relating to fiscal 2008. The table below summarizes the key components of this net increase.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

	Nine Months Ended
			Change-Fiscal
	November 29, 2008	December 1, 2007	2009/2008

Net income	$1,374,357	$881,366	$492,991

Amortization	211,771	126,854	84,917
Deferred income taxes	(39,914)	(60,587)	20,673
Stock-based compensation	29,200	23,400	5,800

Changes in:
Trade receivables	(656,783)	(464,689)	(192,094)
Other receivables	(28,719)	(38,088)	9,369
Inventory	(202,801)	(84,092)	(118,709)
Accounts payable	343,392	99,379	244,013
Accrued liabilities	327,550	246,595	80,955
Income taxes payable	(190,596)	253,999	(444,595)
All other	(14,362)	(13,453)	(909)

Cash provided from operating activities	$1,153,095	$970,684	$182,411

Financing Activities
Cash flow provided by financing activities was $37.3 million for the first nine months of fiscal 2009 and was primarily provided by the proceeds from the exercise of stock options and tax benefits from the exercise of stock options. The cash flow provided by financing activities in the first nine months of fiscal 2008 in the amount of $64.2 million was primarily provided by the proceeds from the exercise of stock options in the amount of $46.5 million, as well as the voluntary payments of CAD $7.5 million each made by the Co-Chief Executive Officers. See “Restatement of Previously Issued Financial Statements — Review Costs”.
Investing Activities
During the nine months ended November 29, 2008, cash flow of $1.28 billion was used primarily to fund $581.6 million of capital asset purchases and $465.9 million for the acquisition of intangible assets, offset by cash flow provided by transactions involving the proceeds on sale or maturity of short-term investments and investments, net of the costs of acquisitions in the amount of $233.5 million. For the first nine months of the prior fiscal year, cash flow used in investing activities was $512.3 million and included capital asset additions of $242.3 million, intangible asset additions of $64.5 million, as well as transactions involving the proceeds on sale or maturity of short-term investments and long-term investments, net of the costs of acquisition, amounting to $199.4 million.
Auction Rate Securities
Auction rate securities are debt instruments with long-term nominal maturity dates for which the interest rates are reset through a dutch auction process, typically every 7, 28 or 35 days. Interest is paid at the end of each auction period, and the auction normally serves as the mechanism for securities holders to sell their existing positions to interested buyers.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
As at November 29, 2008, the Company held $40.5 million in face value of investment grade auction rate securities which are experiencing failed auctions as a result of more sell orders than buy orders, and these auctions have not yet returned to normal operations. The interest rate for these securities has been set at the maximum rate specified in the program documents (a predetermined basis points spread over LIBOR), and interest continues to be paid every 28 days as scheduled. As a result of the lack of continuing liquidity in these securities, the Company has adjusted the reported value to reflect an unrealized loss of $3.5 million, which the Company considers temporary and is reflected in other comprehensive income. In valuing these securities, the Company used a multi-year investment horizon and considered the underlying risk of the securities and the current market interest rate environment. The Company has the ability and intent to hold these securities until such time that market liquidity returns to normal levels, and does not consider the principal or interest amounts on these securities to be materially at risk at this time. As there is uncertainty as to when market liquidity for auction rate securities will return to normal, the Company has classified the failing auction rate securities as long-term investments on the balance sheet. As at November 29, 2008, the Company does not consider these investments to be other-than-temporarily impaired.
Structured Investment Vehicle
A Structured Investment Vehicle (“SIV”) is a fund that seeks to generate investment returns by purchasing high grade long-term fixed income instruments and funding those purchases by issuing short-term debt instruments. In late 2007, widespread illiquidity in the market has prevented many SIVs from accessing necessary funding for ongoing operations. As at November 29, 2008, the Company held $25.0 million face value of SIV securities that were negatively impacted by the changes in market conditions. In fiscal 2008, the Company recorded an other-than-temporary impairment charge of $3.8 million on these investment securities. During the first nine months of fiscal 2009, the Company did not record any additional other-than-temporary impairment charges associated with these investments.
In determining the value for these securities, the Company has considered available evidence including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition, the near-term prospects of the individual investment and the Company’s intent and ability to hold the debt securities.
The SIV holdings have been placed with an enforcement manager to be restructured or sold at the election of each senior note holder. The Company has elected to participate in the restructuring of the securities. The Company believes that the anticipated restructuring will likely result in extended maturities and/or a pro-rata distribution of proceeds from the income and principal payments on the assets underlying the securities. Given the uncertainty of the restructuring at this time, the Company cannot determine the potential impact that a restructuring will have on the value of these securities and has classified these securities as long-term investments. The Company may recognize additional impairment charges on these securities if the restructuring is unsuccessful or there is an other-than temporary deterioration in the value of the underlying assets.
Other
Since March 1, 2005, the Company has maintained an investment account with Lehman Brothers International (Europe) (“LBIE”). As of September 30, 2008, the date of the last account statement received by the Company, the Company held in the account $81.1 million in combined cash and aggregate principal amount of fixed-income securities issued by third parties unrelated to LBIE or any other affiliate of Lehman Brothers Holdings Inc (“LBHI”).

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Due to the insolvency proceedings instituted by LBHI and its affiliates, including LBIE, which commenced on September 15, 2008, the Company’s regular access to information regarding the account has been disrupted. The Company and its outside legal counsel are working diligently to renew regular access to the account from the Administrator, appointed in LBIE’s formal administration proceedings pending in the United Kingdom. The Company will take all actions it deems appropriate to defend its rights to these holdings and as a result, no impairment has been recognized in the quarter.
Aggregate Contractual Obligations
The following table sets out aggregate information about the Company’s contractual obligations and the periods in which payments are due as at November 29, 2008:

			One to		Greater
		Less than One	Three	Four to	than Five
	Total	Year	Years	Five Years	Years

Current portion of long-term debt	$5,815	$5,815	$—	$—	$—
Operating lease obligations	162,335	21,436	56,011	31,410	53,478
Purchase obligations and commitments	3,627,779	3,627,779	—	—	—

Total	$3,795,929	$3,655,030	$56,011	$31,410	$53,478

Purchase obligations and commitments amounted to approximately $3.6 billion as of November 29, 2008, with purchase orders with contract manufacturers representing approximately $2.7 billion of the total. The Company also has commitments on account of capital expenditures of approximately $106.9 million included in this total, primarily for manufacturing, facilities and information technology, including service operations. The remaining balance consists of purchase orders or contracts with suppliers of raw materials, as well as other goods and services utilized in the operations of the Company. The expected timing of payment of these purchase obligations and commitments is estimated based upon current information. The timing of payments and actual amounts paid may be different depending upon the time of receipt of goods and services, changes to agreed-upon amounts for some obligations or payment terms.
On December 3, 2008, a wholly-owned subsidiary of the Company commenced an offer by way of takeover bid, to acquire all of the issued and outstanding common shares of Certicom Corp. (“Certicom”) at a price of CAD $1.50 cash for each common share of Certicom or approximately CAD $66 million. The offer is subject to customary conditions and is not subject to any financing conditions. Any Certicom shares purchased under the offer will be funded with the Company’s cash on hand.
On December 11, 2008, the Company announced it has entered into an arrangement agreement to acquire all of the common shares of Chalk Media Corp. at a price per share of CAD $0.142, for a total of approximately CAD $23 million. The acquisition is to be carried out by way of a statutory plan of arrangement, will be subject to approval by Chalk Media Corp. shareholders and is also subject to certain customary conditions.
The Company has not paid any cash dividends in the last two fiscal years.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Cash and cash equivalents, short-term investments and long-term investments were $2.49 billion as at November 29, 2008. The Company believes its financial resources, together with expected future earnings, are sufficient to meet funding requirements for current financial commitments, for future operating and capital expenditures not yet committed, and also provide the necessary financial capacity to meet current and future growth expectations.
The Company has a $100 million Demand Credit Facility (the “Facility”) to support and secure operating and financing requirements. As at November 29, 2008, the Company has utilized $6.5 million of the Facility for outstanding Letters of Credit and $93.5 million of the Facility is unused. The Company has pledged specific investments as security for this Facility.
The Company has an additional $2.0 million Demand Credit Facility (the “Additional Facility”). The Additional Facility is used to support and secure other operating and financing requirements. As at November 29, 2008, the Company has utilized $1.2 million of the Additional Facility for outstanding letters of credit and $0.8 million of the Additional Facility is unused.
The Company’s long-term debt of $5.8 million as at November 29, 2008 consisted of mortgages with interest rates ranging between 6.88% and 7.90%, against which certain land and building are pledged as collateral. All mortgage loans are denominated in Canadian dollars and mature on March 1, 2009.
The Company does not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K under the Exchange Act and under applicable Canadian securities laws.
Market Risk of Financial Instruments
The Company is engaged in operating and financing activities that generate risk in three primary areas:
Foreign Exchange
The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the U.S. dollar. The majority of the Company’s revenues in fiscal 2009 are transacted in U.S. dollars. Portions of the revenues are denominated in British Pounds, Canadian dollars and Euros. Purchases of raw materials are primarily transacted in U.S. dollars. Other expenses, consisting of the majority of salaries and income taxes, certain operating costs and manufacturing overhead are incurred primarily in Canadian dollars. See “Income Taxes” and “Non-GAAP Financial Measures”. At November 29, 2008, approximately 31% of cash and cash equivalents, 30% of trade receivables and 7% of accounts payable are denominated in foreign currencies (December 1, 2007 — 27%, 34% and 6%, respectively). These foreign currencies primarily include the British Pound, Canadian dollar, and Euro. As part of its risk management strategy, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities using derivative financial instruments, including currency forward contracts and currency options. The Company does not use derivative instruments for speculative purposes. The principal currencies hedged include the British Pound, Canadian dollar and Euro.
The Company has entered into forward contracts to hedge exposures relating to foreign currency anticipated transactions and these contracts have been designated as cash flow hedges. For a derivative instrument designated as a cash flow hedge, the effective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income and is subsequently recognized in earnings when the hedged

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
exposure affects earnings. The ineffective portion of the gain or loss is recognized in earnings. The cash flow hedges were fully effective at November 29, 2008. As at November 29, 2008, the net unrealized loss on these forward contracts was approximately $1.8 million (December 1, 2007 — net unrealized gain of $35.0 million). Unrealized gains associated with these contracts were recorded in Other current assets and Accumulated other comprehensive income. Unrealized losses were recorded in Accrued liabilities and Accumulated other comprehensive income.
The Company has entered into forward contracts to hedge certain monetary assets and liabilities that are exposed to foreign currency risk. These contracts are considered economic hedges that are not subject to hedge accounting, with gains and losses on the hedge instruments being recognized in earnings each period, offsetting the change in the U.S. dollar value of the hedged asset or liability. As at November 29, 2008, a net unrealized loss of $1.4 million was recorded in respect of this amount (December 1, 2007 — net unrealized gain of $1.8 million). Unrealized gains associated with these contracts were recorded in Other current assets and Selling, marketing and administration. Unrealized losses were recorded in Accrued liabilities and Selling, marketing and administration.
Interest Rate
Cash, cash equivalents and investments are invested in certain instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company does not currently use interest rate derivative financial instruments in its investment portfolio.
Credit and Customer Concentration
The Company has historically been dependent on an increasing number of significant telecommunication carriers and on larger more complex contracts with respect to sales of the majority of its products and services. The Company is experiencing significant sales growth in North America and internationally, resulting in the growth in its carrier customer base in terms of numbers, sales and trade receivables volumes and in some instances new or significantly increased credit limits. The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends, and economic circumstances. The Company also places insurance coverage for a portion of its foreign trade receivables. The allowance as at November 29, 2008 is $2.0 million (December 1, 2007 — $2.0 million). While the Company sells to a variety of customers, three customers comprised 15%, 12% and 11% of trade receivables as at November 29, 2008 (August 30, 2008 - three customers comprised 27%, 11% and 10%). Additionally, four customers comprised 14%, 13%, 12% and 10% of the Company’s third quarter of fiscal 2009 sales (third quarter fiscal 2008 sales — three customers comprised 21%, 15% and 14%).
The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations. The Company mitigates this risk by limiting counterparties to highly rated financial institutions and by continuously monitoring their creditworthiness. The Company’s exposure to credit loss and market risk will vary over time as a function of currency exchange rates. The Company measures its counterparty credit exposure as a percentage of the total fair value of the applicable derivative instruments. Where the net fair value of derivative instruments with any counterparty is negative, the Company deems the credit exposure to that counterparty to be nil.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
As at November 29, 2008, the maximum credit exposure to a single counterparty, measured as a percentage of the total fair value of derivative instruments with net unrealized gains was 100% as the Company has a single counterparty in a gain position (December 1, 2007 — 40%).
The Company is exposed to market and credit risk on its investment portfolio. The Company reduces this risk by investing in liquid, investment grade securities and by limiting exposure to any one entity or group of related entities. As at November 29, 2008, no single issuer represented more than 9% of the total cash, cash equivalents and investments (December 1, 2007 — no single issuer represented more than 10% of the total cash, cash equivalents and investments).
Market values are determined for each individual security in the investment portfolio. The Company assesses declines in the value of individual investments for impairment to determine whether the decline is other-than-temporary. The Company makes this assessment by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition, the near-term prospects of the individual investment and the Company’s ability and intent to hold the debt securities to maturity. During the third quarter of fiscal 2009, the Company did not record an other-than-temporary impairment charge. See “Liquidity and Capital Resources — Structured Investment Vehicle”.
Impact of Accounting Pronouncements Not Yet Implemented
Business Combinations
In December 2007, the FASB issued SFAS 141(R) Business Combinations. SFAS 141(R) replaces SFAS 141 Business Combinations. SFAS 141(R) is broader in scope than SFAS 141 which applied only to business combinations in which control was obtained by transferring consideration. SFAS 141(R) applies to all transactions and other events in which one entity obtains control over one or more other businesses. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008 and the Company will adopt the standard in the first quarter of fiscal 2010 and its effects on future periods will depend on the nature and significance of any business combinations subject to this statement.
Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB 51
In December 2007, the FASB issued SFAS 160 Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB 51. SFAS 160 requires that the noncontrolling interest in the equity of a subsidiary be accounted for and reported as equity, provides revised guidance on the treatment of net income and losses attributable to the noncontrolling interest and changes in ownership interests in a subsidiary and requires additional disclosures that identify and distinguish between the interests of the controlling and noncontrolling owners. Pursuant to the transition provisions of SFAS 160, the Company will adopt the standard in the first quarter of fiscal 2010 via retrospective application of the presentation and disclosure requirements. The Company does not expect the adoption of SFAS 160 to have a material effect on the consolidated financial statements; however, the effects on future periods will depend on the nature and significance of any purchase of noncontrolling interests subject to this statement.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133
In March 2008, the FASB issued SFAS 161 Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133. SFAS 161 enhances the current disclosure framework in SFAS 133 and requires enhanced disclosures about why an entity uses derivative instruments, how derivative instruments are accounted for under SFAS 133 and how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS 161 is effective for reporting periods beginning after November 15, 2008 and the Company is required to adopt the standard in the fourth quarter of fiscal 2009. As a result the Company will change its disclosure in the fourth quarter of fiscal 2009, but does not expect the adoption to have a material effect on the Company’s financial condition or operating results once implemented.
Determination of the Useful Life of Intangible Assets
In April 2008, the FASB issued FSP SFAS 142-3 Determination of the Useful Life of Intangible Assets. FSP SFAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of the recognized intangible asset under SFAS 142 Goodwill and Other Intangible Assets. The intent of the guidance is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R). For a recognized intangible asset, an entity will be required to disclose information that enables users of the financial statements to assess the extent to which expected future cash flows associated with the asset are affected by the entity’s intent and/or ability to renew or extend the arrangement. FSP SFAS 142-3 is effective for fiscal years beginning after December 15, 2008. The Company will adopt the standard in the first quarter of fiscal 2010 and the Company does not expect the adoption will have a material impact on its consolidated financial statements and the accompanying notes.
The Hierarchy of Generally Accepted Accounting Principles
In May 2008, the FASB issued SFAS 162 The Hierarchy of Generally Accepted Accounting Principles. SFAS 162 outlines the order of authority for the sources of accounting principles. SFAS 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board (“PCAOB”) amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. The SEC approved the PCAOB amendments to AU Section 411 in September 2008 and therefore SFAS 162 became effective in mid November 2008. The implementation of SFAS 162 did not have an impact on the Consolidated Financial Statements.
International Financial Reporting Standards
In November 2008, the SEC announced a proposed roadmap for comment regarding the potential use by U.S. issuers of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). IFRS is a comprehensive series of accounting standards published by the International Accounting Standards Board. Under the proposed roadmap, the Company may be required to prepare financial statements and accompanying notes in accordance with IFRS in fiscal 2015. The SEC will make a determination in 2011 regarding the mandatory adoption of IFRS. The Company is currently assessing the impact that this proposed change would have on the consolidated

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
financial statements, accompanying notes and disclosures, and will continue to monitor the development of the potential implementation of IFRS.
Changes in Internal Control Over Financial Reporting
During the three months ended November 29, 2008, no changes were made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Document 2
Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in thousands)(unaudited)
Consolidated Balance Sheets

	As at
	November 29,	March 1,
	2008	2008
Assets
Current
Cash and cash equivalents (note 3)	$1,101,714	$1,184,398
Short-term investments (note 3)	574,279	420,709
Trade receivables	1,831,475	1,174,692
Other receivables	103,408	74,689
Inventory (note 4)	599,068	396,267
Other current assets (note 13)	171,691	135,849
Deferred income tax asset (note 9)	156,861	90,750

	4,538,496	3,477,354
Long-term investments (note 3)	812,638	738,889
Capital assets (note 5)	1,147,357	705,955
Intangible assets (note 6)	1,052,180	469,988
Goodwill	114,455	114,455
Deferred income tax asset (note 9)	—	4,546

	$7,665,126	$5,511,187

Liabilities
Current
Accounts payable	$614,468	$271,076
Accrued liabilities (notes 8 and 13)	1,254,402	690,442
Income taxes payable (note 9)	291,173	475,328
Deferred revenue	56,067	37,236
Current portion of long-term debt (note 15)	5,815	349

	2,221,925	1,474,431
Long-term debt	—	7,259
Deferred income tax liability (note 9)	72,586	65,058
Income taxes payable (note 9)	24,432	30,873

	2,318,943	1,577,621

Shareholders’ Equity
Capital stock (note 11)

Authorized - unlimited number of non-voting, cumulative, redeemable, retractable preferred shares; unlimited number of non-voting, redeemable, retractable Class A common shares and unlimited number of voting common shares Issued - 565,998,008 voting common shares (March 1, 2008 - 562,652,461)	2,204,934	2,169,856
Retained earnings	3,027,451	1,653,094
Paid-in capital	111,996	80,333
Accumulated other comprehensive income (note 13)	1,802	30,283

	5,346,183	3,933,566

	$7,665,126	$5,511,187

Commitments and contingencies (notes 8 and 15)
See notes to the consolidated financial statements.
On behalf of the Board:

Jim Balsillie	Mike Lazaridis
Director	Director

Research In Motion Limited
(United States dollars, in thousands)(unaudited)
Consolidated Statement of Shareholders’ Equity

				Accumulated
				Other
	Capital	Paid-In	Retained	Comprehensive
	Stock	Capital	Earnings	Income	Total

Balance as at March 1, 2008	$2,169,856	$80,333	$1,653,094	$30,283	$3,933,566

Comprehensive income Net income	—	—	1,374,357	—	1,374,357
Net change in unrealized losses on available-for-sale investments	—	—	—	(6,251)	(6,251)
Net change in derivative fair value during the period	—	—	—	(12,881)	(12,881)
Amounts reclassified to earnings during the period	—	—	—	(9,349)	(9,349)

Shares issued:
Exercise of stock options (note 11)	24,841	—	—	—	24,841
Transfers to capital stock resulting from stock option exercises	10,237	(10,237)	—	—	—
Stock-based compensation (note 10)	—	29,200	—	—	29,200
Excess tax benefits from stock-based compensation (note 10)	—	12,700	—	—	12,700

Balance as at November 29, 2008	$2,204,934	$111,996	$3,027,451	$1,802	$5,346,183

See notes to the consolidated financial statements.

Research In Motion Limited
(United States dollars, in thousands, except per share data)(unaudited)
Consolidated Statements of Operations

	For the Three Months Ended		For the Nine Months Ended
	November 29,	December 1,	November 29,	December 1,
	2008	2007	2008	2007
Revenue	$2,782,098	$1,672,529	$7,601,993	$4,126,690
Cost of sales	1,512,592	824,657	3,888,273	2,014,331

Gross margin	1,269,506	847,872	3,713,720	2,112,359

Expenses
Research and development	193,044	92,150	502,167	255,255
Selling, marketing and administration (note 14)	382,968	238,175	1,089,204	613,601
Amortization	53,023	27,653	133,208	76,798

	629,035	357,978	1,724,579	945,654

Income from operations	640,471	489,894	1,989,141	1,166,705
Investment income	31,554	23,816	67,699	59,247

Income before income taxes	672,025	513,710	2,056,840	1,225,952

Provision for income taxes (note 9)
Current	298,646	141,457	725,222	409,266
Deferred	(22,917)	1,792	(42,739)	(64,680)

	275,729	143,249	682,483	344,586

Net income	$396,296	$370,461	$1,374,357	$881,366

Earnings per share (note 12)
Basic	$0.70	$0.66	$2.43	$1.58

Diluted	$0.69	$0.65	$2.39	$1.54

See notes to the consolidated financial statements.

Research In Motion Limited
(United States dollars, in thousands)(unaudited)
Consolidated Statements of Cash Flows

	For the Three Months Ended		For the Nine Months Ended
	November 29,	December 1,	November 29,	December 1,
	2008	2007	2008	2007
Cash flows from operating activities

Net income	$396,296	$370,461	$1,374,357	$881,366

Items not requiring an outlay of cash:
Amortization	85,776	47,861	211,771	126,854
Deferred income taxes	(21,236)	1,564	(39,914)	(60,587)
Income taxes payable	(4,237)	1,677	(6,441)	4,385
Stock-based compensation (note 10)	9,600	9,100	29,200	23,400
Other	(8,140)	10,122	(7,739)	11,111
Net changes in working capital items (note 17)	107,636	79,784	(408,139)	(15,845)

Net cash provided by operating activities	565,695	520,569	1,153,095	970,684

Cash flows from financing activities

Issuance of common shares (note 11)	2,914	23,268	24,841	46,451
Other paid-in capital (note 10)	—	3,353	—	9,626
Excess tax benefits from stock-based compensation (note 10)	554	3,885	12,700	8,358
Repayment of long-term debt	(78)	(81)	(244)	(221)

Net cash provided by financing activities	3,390	30,425	37,297	64,214

Cash flows from investing activities

Acquisition of long-term investments	(266,114)	(177,320)	(439,756)	(359,818)
Proceeds on sale or maturity of long-term investments	160,991	18,102	304,665	101,197
Acquisition of capital assets	(195,550)	(96,522)	(581,589)	(242,270)
Acquisition of intangible assets	(134,922)	(41,027)	(465,949)	(64,484)
Business acquisitions (note 7)	—	(3,000)	—	(6,200)
Acquisition of short-term investments	(331,530)	(426,475)	(667,298)	(1,049,961)
Proceeds on sale or maturity of short-term investments	160,672	527,038	568,843	1,109,187

Net cash used in investing activities	(606,453)	(199,204)	(1,281,084)	(512,349)

Effect of foreign exchange gain (loss) on cash and cash equivalents	8,008	(9,698)	8,008	(9,698)

Net increase (decrease) in cash and cash equivalents for the period	(29,360)	342,092	(82,684)	512,851
Cash and cash equivalents, beginning of period	1,131,074	847,903	1,184,398	677,144

Cash and cash equivalents, end of period	$1,101,714	$1,189,995	$1,101,714	$1,189,995

See notes to the consolidated financial statements.

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
1.	BASIS OF PRESENTATION

These interim consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles (“U.S. GAAP”). They do not include all of the disclosures required by U.S. GAAP for annual financial statements and should be read in conjunction with Research In Motion’s (“RIM” or the “Company”) audited consolidated financial statements (the “financial statements”) for the year ended March 1, 2008, which have been prepared in accordance with U.S. GAAP. In the opinion of management, all normal recurring adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the three and nine months ended November 29, 2008 are not necessarily indicative of the results that may be expected for the full year ending February 28, 2009.

The Company’s fiscal year end date is the 52 or 53 weeks ending on the last Saturday of February, or the first Saturday of March. The fiscal years ending February 28, 2009 and March 1, 2008 comprise 52 weeks.
2.	ACCOUNTING PRONOUNCEMENTS
(a)	Adoption of Accounting Pronouncements

The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of SFAS 115

In February 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) 159 The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of SFAS 115. SFAS 159 permits entities to measure many financial instruments and certain other items at fair value that currently are not required to be measured at fair value. If elected, unrealized gains or losses on certain items will be reported in earnings at each subsequent reporting period. SFAS 159 is effective for the Company as of the beginning of its 2009 fiscal year. The Company did not adopt the fair value measurement provisions of this statement.

Fair Value Measurements

In September 2006, the FASB issued SFAS 157 Fair Value Measurements. SFAS 157 clarifies the definition of fair value, establishes a framework for measurement of fair value, and expands disclosure about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, except as amended by FASB Staff Position (“FSP”) SFAS 157-1 and FSP SFAS 157-2 which is effective for fiscal years beginning after November 15, 2008. FSP SFAS 157-1 and FSP SFAS 157-2 allow partial adoption relating to fair value measurements for non-financial assets and liabilities that are not measured at fair value on a recurring basis. Effective March 2, 2008, the Company adopted SFAS 157, except as it applies to the nonfinancial assets and nonfinancial liabilities subject to FSP SFAS 157-2, with the impact described in note 3. The Company will adopt the remaining portion of SFAS 157 in the first quarter of fiscal 2010 and does not expect the adoption to have a material impact on the consolidated financial statements and the accompanying notes.
(b)	Recently Issued Pronouncements

Business Combinations

In December 2007, the FASB issued SFAS 141(R) Business Combinations. SFAS 141(R) replaces SFAS 141 Business Combinations. SFAS 141(R) is broader in scope than SFAS 141 which applied only to business combinations in which control was obtained by transferring consideration. SFAS 141(R) applies to all transactions and other events in which one entity obtains control over one or more other businesses. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008 and the Company will adopt the standard in the first quarter of fiscal 2010 and its effects on future periods will depend on the nature and significance of any business combinations subject to this statement.

1

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated

Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB 51

In December 2007, the FASB issued SFAS 160 Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB 51. SFAS 160 requires that the noncontrolling interest in the equity of a subsidiary be accounted for and reported as equity, provides revised guidance on the treatment of net income and losses attributable to the noncontrolling interest and changes in ownership interests in a subsidiary and requires additional disclosures that identify and distinguish between the interests of the controlling and noncontrolling owners. Pursuant to the transition provisions of SFAS 160, the Company will adopt the standard in the first quarter of fiscal 2010 via retrospective application of the presentation and disclosure requirements. The Company does not expect the adoption of SFAS 160 to have a material effect on the consolidated financial statements; however, the effects on future periods will depend on the nature and significance of any noncontrolling interests subject to this statement.

Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133

In March 2008, the FASB issued SFAS 161 Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133. SFAS 161 enhances the current disclosure framework in SFAS 133 and requires enhanced disclosures about why an entity uses derivative instruments, how derivative instruments are accounted for under SFAS 133 and how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS 161 is effective for reporting years beginning after November 15, 2008 and the Company is required to adopt the standard in the fourth quarter of fiscal 2009. As a result the Company will change its disclosure in the fourth quarter of fiscal 2009, but does not expect the adoption to have a material effect on the Company’s financial condition or operating results once implemented.

Determination of the Useful Life of Intangible Assets

In April 2008, the FASB issued FSP SFAS 142-3 Determination of the Useful Life of Intangible Assets. FSP SFAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of the recognized intangible asset under SFAS 142, Goodwill and Other Intangible Assets. The intent of the guidance is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R). For a recognized intangible asset, an entity will be required to disclose information that enables users of the financial statements to assess the extent to which expected future cash flows associated with the asset are affected by the entity’s intent and/or ability to renew or extend the arrangement. FSP SFAS 142-3 is effective for fiscal years beginning after December 15, 2008. The Company will adopt the standard in the first quarter of fiscal 2010 and does not expect the adoption will have a material impact on its consolidated financial statements and the accompanying notes.

The Hierarchy of Generally Accepted Accounting Principles

In May 2008, the FASB issued SFAS 162 The Hierarchy of Generally Accepted Accounting Principles. SFAS 162 outlines the order of authority for the sources of accounting principles. SFAS 162 is effective 60 days following the Securities and Exchange Commission’s (“SEC”) approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. The SEC approved the Public Company Auditing Oversight Board (“PCAOB”) amendments to AU Section 411 in September 2008 therefore SFAS 162 became effective for mid November 2008. The implementation of SFAS 162 did not have an impact on the consolidated financial statements.

2

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
International Financial Reporting Standards

In November 2008, the SEC announced a proposed roadmap for comment regarding the potential use by U.S. issuers of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). IFRS is a comprehensive series of accounting standards published by the International Accounting Standards Board. Under the proposed roadmap, the Company could be required to prepare financial statements and accompanying notes in accordance with IFRS in fiscal 2015. The SEC will make a determination in 2011 regarding the mandatory adoption of IFRS. The Company is currently assessing the impact that this proposed change would have on the consolidated financial statements, accompanying notes and disclosures, and will continue to monitor the development of the potential implementation of IFRS.

3.	CASH AND CASH EQUIVALENTS, SHORT-TERM INVESTMENTS AND LONG-TERM INVESTMENTS

Cash consists of demand deposits held at various financial institutions. Cash equivalents are highly liquid investments with maturities of three months or less at the date of acquisition. Short-term investments consist of liquid investments with remaining maturities of less than one year and any longer-maturity securities the Company expects to hold for less than one year. Investments with maturities in excess of one year are classified as long-term investments.

All cash equivalents and investments, other than cost method investments of $5.5 million and equity method investments of $1.6 million, are categorized as available-for-sale and are carried at fair value with unrealized gains and losses recorded through other comprehensive income. In the event of a decline in value which is other than temporary, the investment is written down to fair value with a charge to earnings.

Fair Value Measurements

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:
•	Level 1 — Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

•	Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•	Level 3 — Significant unobservable inputs which are supported by little or no market activity.
The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

3

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis:

As at November 29, 2008	Level 1	Level 2	Level 3	Total

Assets
Available-for-sale investments	$—	$2,026,633	$60,198	$2,086,831
Derivative instruments	—	63,373	—	63,373

Total Assets	$—	$2,090,006	$60,198	$2,150,204

Liabilities
Derivative instruments	—	66,558	—	66,558
Mortgages	—	5,877	—	5,877

Total Liabilities	$—	$72,435	$—	$72,435

The following table summarizes the changes in fair value of the Company’s Level 3 assets at November 29, 2008:

Three Months Ended November 29, 2008	Level 3

Balance at August 30, 2008	$60,181
Unrealized changes in fair value included in other comprehensive income	(311)
Accrued interest	328

Balance at November 29, 2008	$60,198

Nine Months Ended November 29, 2008	Level 3

Balance at March 1, 2008	$59,418
Unrealized changes in fair value included in other comprehensive income	(243)
Accrued interest	1,023

Balance at November 29, 2008	$60,198

4

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
4.	INVENTORY

Inventory is comprised as follows:

	As at
	November 29,	March 1,
	2008	2008

Raw materials	$382,057	$167,185
Work in process	246,477	239,610
Finished goods	8,412	9,233
Provision for excess and obsolete inventory	(37,878)	(19,761)

	$599,068	$396,267

5.	CAPITAL ASSETS

Capital assets are comprised of the following:

	As at November 29, 2008
		Accumulated	Net book
	Cost	amortization	value

Land	$85,557	$—	$85,557
Buildings, leaseholds and other	507,004	61,163	445,841
BlackBerry operations and other information technology	665,208	291,669	373,539
Manufacturing equipment	205,919	94,186	111,733
Furniture and fixtures	214,055	83,368	130,687

	$1,677,743	$530,386	$1,147,357

	As at March 1, 2008
		Accumulated	Net book
	Cost	amortization	value

Land	$54,085	$—	$54,085
Buildings, leaseholds and other	327,645	46,708	280,937
BlackBerry operations and other information technology	436,681	225,061	211,620
Manufacturing equipment	167,618	95,448	72,170
Furniture and fixtures	150,911	63,768	87,143

	$1,136,940	$430,985	$705,955

5

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
6.	INTANGIBLE ASSETS

Intangible assets comprise the following:

	As at November 29, 2008
		Accumulated	Net book
	Cost	amortization	value

Acquired technology	$59,674	$37,152	$22,522
Licenses	409,407	34,853	374,554
Patents	719,377	64,273	655,104

	$1,188,458	$136,278	$1,052,180

	As at March 1, 2008
		Accumulated	Net book
	Cost	amortization	value

Acquired technology	$59,674	$29,749	$29,925
Licenses	94,444	32,410	62,034
Patents	399,232	21,203	378,029

	$553,350	$83,362	$469,988

During the third quarter of fiscal 2009, the Company entered into agreements with third parties totalling approximately $202 million for the use of intellectual property, software, messaging services and other BlackBerry related features.

During the second quarter of fiscal 2009, the additions to intangible assets primarily consisted of agreements entered into by the Company and third parties. The Company acquired patents for 130 million Euros, or $202 million. In addition, during the three months ended August 30, 2008, the Company entered into agreements with third parties totalling approximately $130 million for the use of intellectual property, software, messaging services and other BlackBerry related features.

During the first quarter of fiscal 2009, the additions to intangible assets primarily consisted of two separate patent assignment and license transactions that were entered into on March 31, 2008. One agreement was to acquire a portfolio of patents for GSM technologies for a purchase price of 35 million Euros, or $55 million. The other agreement was to acquire a portfolio of patents relating to wireless communication technologies for a purchase price of $12 million.

Intangible Assets are amortized over their estimated useful lives.

7.	BUSINESS ACQUISITIONS

During the third quarter of fiscal 2008, the Company purchased the assets and intellectual property of a company. The transaction closed on November 19, 2007. The impact of this acquisition was not material to the Company’s consolidated operating results in the third quarter of fiscal 2008.

6

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
During the second quarter of fiscal 2008, the Company purchased 100% of the common shares of a company whose proprietary software was incorporated into the Company’s software. The transaction closed on August 22, 2007. The operating results were not material to the Company’s consolidated operating results in the second quarter of fiscal 2008.

The following table summarizes the prior year’s fair value allocations of the purchase price of the assets acquired and liabilities assumed:

	For the three months ended		For the nine months ended
	November 29,	December 1,	November 29,	December 1,
	2008	2007	2008	2007

Assets purchased

Current assets	$—	$23	$—	$23
Acquired technology	—	—	—	1,035
Intangible assets	—	960	—	960
Goodwill	—	2,017	—	4,523

	—	3,000	—	6,541

Deferred income tax liability	—	—	—	341

Net non-cash assets acquired	—	3,000	—	6,200

Cash acquired	—	—	—	1

Net assets acquired	$—	$3,000	$—	$6,201

The acquisitions were accounted for using the purchase method whereby identifiable assets acquired and liabilities assumed were recorded at their estimated fair value as of the date of acquisition. The excess of the purchase price over such fair value was recorded as goodwill. Acquired technology includes current and core technology, and is amortized over periods ranging from two to five years.

8.	PRODUCT WARRANTY

The Company estimates its warranty costs at the time of revenue recognition based on historical warranty claims experience, expectations of future return rates and unit warranty repair costs. The expense is recorded in Cost of sales. The warranty accrual balance is reviewed quarterly to establish that it materially reflects the remaining obligation, based on the anticipated future expenditures over the balance of the obligation period. Adjustments are made when the actual warranty claim experience differs from these estimates.

7

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
The change in the Company’s warranty expense and actual warranty experience for the nine months ended November 29, 2008 as well as the accrued warranty obligations as at November 29, 2008 are set forth in the following table:

Accrued warranty obligations as at March 1, 2008	$84,548

Warranty costs incurred for the nine months ended November 29, 2008	(91,453)
Warranty provision for the nine months ended November 29, 2008	157,857
Adjustments for changes in estimate for the nine months ended November 29, 2008	(16,761)

Accrued warranty obligations as at November 29, 2008	$134,191

9.	INCOME TAXES

For the first nine months of fiscal 2009, the Company’s net income tax expense was $682.5 million or a net effective income tax rate of 33.2% compared to a net income tax expense of $344.6 million or a net effective income tax rate of 28.1% in the first nine months of fiscal 2008.

The Company has not recorded a valuation allowance (December 1, 2007 — $nil) against its deferred income tax assets.

The Company has not provided for Canadian income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely by these subsidiaries.

The Company’s total unrecognized tax benefits and the amount that, if recognized, would affect the Company’s effective tax rate were $175.4 million and $140.3 million as at March 1, 2008 and November 29, 2008 respectively. The decrease in unrecognized tax benefits is primarily due to changes in measurement of existing uncertain tax positions related to the significant depreciation of the Canadian dollar versus the U.S. dollar.

A summary of open tax years by major jurisdiction is presented below:

Jurisdiction
Canada (1)	Fiscal 2001 - 2008
United States (1)	Fiscal 2003 - 2008
United Kingdom	Fiscal 2002 - 2008

(1)	Includes federal as well as provincial and state jurisdictions, as applicable.
The Company is subject to ongoing examination by tax authorities in the jurisdictions in which it operates. The Company regularly assesses the status of these examinations and the potential for adverse outcomes to determine the adequacy of the provision for income taxes. Specifically, the Canada Revenue Agency (“CRA”) recently concluded examining Scientific Research and Experimental Investment Tax Credit elements of the Company’s fiscal 2001-fiscal 2005 Canadian corporate tax filings. At this time, the Company cannot reasonably anticipate when the CRA will complete the remaining elements of its fiscal 2001-fiscal 2005 examination.

8

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
The CRA has also given the Company notice that it will begin examining the Company’s fiscal 2006, fiscal 2007 and fiscal 2008 Canadian corporate tax filings in the fourth quarter of fiscal 2009 or in fiscal 2010.

The Company has other non-Canadian income tax audits pending. While the final resolution of these audits is uncertain, the Company believes the ultimate resolution of these audits will not have a material adverse effect on its consolidated financial position, liquidity or results of operations. The Company believes it is reasonably possible that approximately $9.0 million of its gross unrecognized tax benefits will decrease within twelve months of November 29, 2008.

The Company recognizes interest and penalties related to unrecognized tax benefits as interest expense that is netted and reported within Investment income. The amount of interest and penalties accrued as at November 29, 2008 and March 1, 2008 is approximately $5.5 million and $4.4 million, respectively.

10.	STOCK-BASED COMPENSATION

Stock Option Plan

The Company has an incentive stock option plan for directors, officers and employees of the Company and its subsidiaries. Options granted under the plan generally vest over a period of five years and are generally exercisable over a period of six years to a maximum of ten years from the grant date. The Company issues new shares to satisfy stock option exercises. There are 8.2 million stock options vested and not exercised as at November 29, 2008. There are 13.2 million stock options available for future grants under the stock option plan.

The Company records stock compensation expense under SFAS 123(R) resulting in a charge to earnings and a credit to paid-in capital of $29.2 million in the first nine months of fiscal 2009 ($23.4 million — first nine months of fiscal 2008).

As a result of measures implemented by the Company’s Board of Directors following the Company’s Review (as more fully discussed in note 15(c)), certain outstanding stock options held by employees, directors and officers of the Company have been repriced to reflect a higher exercise price. Repriced options in fiscal 2009 include 20 stock option grants to 18 individuals in respect of options to acquire 457,675 common shares (fiscal 2008 — 87 stock option grants to 62 individuals in respect of options to acquire 9,426,000 common shares). In addition, during fiscal 2008, the Company received $8.7 million in restitution, inclusive of interest, related to incorrectly priced stock options that were exercised prior to fiscal 2008. As the repricing of stock options reflects an increase in the exercise price of the option, there is no incremental stock compensation expense related to these repricing events.

As previously disclosed, the Company’s Co-Chief Executive Officers voluntarily offered to assist the Company in defraying costs incurred in connection with the Review and the Restatement by contributing CAD $10.0 million (CAD $5.0 million by each Co-CEO) of those costs. As part of a settlement agreement reached with a pension fund, an additional CAD $5.0 million (CAD $2.5 million by each Co-CEO) was received in the third quarter of fiscal 2008. The Company received these voluntary payments in the second and third quarters of fiscal 2008 and were recorded net of income taxes as increases to paid-in capital.

A summary of option activity since March 1, 2008 is shown below.

9

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated

	Options Outstanding
		Weighted
		Average	Average
		Exercise Price	Remaining	Aggregate
	Number	per Stock	Contractual	Intrinsic
	(in 000’s)	Option	Life in Years	Value

Balance as at March 1, 2008	16,466	$28.66

Granted during the period	—	—
Exercised during the period	(3,346)	7.45
Forfeited during the period	(119)	47.12

Balance as at November 29, 2008	13,001	$31.78	2.84	$273,272

Vested and expected to vest at November 29, 2008	12,696	$31.13	2.80	$271,177

Exercisable at November 29, 2008	8,153	$15.80	1.93	$256,770

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the aggregate difference between the closing stock price of the Company’s common stock on November 29, 2008 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on November 29, 2008. The intrinsic value of stock options exercised during the first nine months of fiscal 2009, calculated using the average market price during the period, was approximately $98 per share.

A summary of unvested stock options since March 1, 2008 is shown below:

	Options Outstanding
		Weighted
		Average Grant
		Date Fair
	Number	Value Per
	(in 000’s)	Stock Option

Balance as at March 1, 2008	7,257	$22.89

Granted during the period	—	—
Vested during the period	(2,290)	12.45
Forfeited during the period	(119)	26.31

Balance as at November 29, 2008	4,848	$27.73

As of November 29, 2008, there was $104.4 million of unrecognized stock-based compensation expense related to unvested stock options which will be expensed over the vesting period, which, on a weighted-average basis, results in a period of approximately 2.2 years.

10

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
The total fair value of stock options vested during the nine months ended November 29, 2008 was $28.5 million.

Cash received from stock option exercises for the nine months ended November 29, 2008 was $24.8 million (December 1, 2007 — $46.5 million). Tax benefits realized by the Company related to these exercises were $12.7 million and $8.4 million for the nine months ended November 29, 2008 and December 1, 2007 respectively.

There were no stock option grants in the first three quarters of fiscal 2009. In the first three quarters of fiscal 2008 there were 2,218,000 stock options granted and the weighted average fair value of these grants was calculated using the Black-Scholes Merton (“BSM”) option-pricing model with the following assumptions:

	For the three	For the nine
	months ended	months ended
	December 1,	December 1,
	2007	2007

Weighted average grant date fair value of stock options granted during the periods	$55.94	$45.91

Assumptions:
Risk-free interest rates	4.3%	4.4%
Expected life in years	4.7	4.6
Expected dividend yield	0%	0%
Volatility	52%	41% - 52%
The Company has not paid a dividend in the previous eleven fiscal years and has no current expectation of paying cash dividends on its common shares. The risk-free interest rates utilized during the life of the stock options are based on a U.S. Treasury security for an equivalent period. The Company estimates the volatility of its common shares at the date of grant based on a combination of the implied volatility of publicly traded options on its common shares, and historical volatility, as the Company believes that this is a better indicator of expected volatility going forward. The expected life of stock options granted under the plan is based on historical exercise patterns, which the Company believes are representative of future exercise patterns.

Restricted Share Unit Plan (the “RSU Plan”)

The Company has a RSU Plan under which eligible participants include any officer or employee of the Company or its subsidiaries. Restricted Share Units (“RSUs”) are redeemed for either common shares issued by the Company, common shares purchased on the open market or the cash equivalent on the vesting dates established by the Company. The Company has classified the RSUs as equity instruments as the Company has the ability and intent on settling the awards in shares. The compensation expense is calculated based on the fair value of the award as defined in SFAS 123(R) and the amount is recognized over the vesting period of the RSU.

The Company recorded compensation expense with respect to RSUs in the nine months ended November 29, 2008 in the amount of $0.1 million (December 1, 2007 — $nil). The Company did not issue any RSUs in the three month period ended November 29, 2008 and there were 5,000 RSUs outstanding as at November 29, 2008 (March 1, 2008 — 5,000).

Deferred Share Unit Plan (the “DSU Plan”)

The Company has a DSU Plan under which each independent director will be credited with Deferred Share Units (“DSUs”) in satisfaction of all or a portion of the cash fees otherwise payable to them for serving as a director of the Company. Grants under the DSU plan replace the stock option awards that were historically granted to independent members of the Board of Directors.

11

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
At a minimum, 50% of each independent director’s annual retainer will be satisfied in the form of DSUs. The director can elect to receive the remaining 50% in any combination of cash and DSUs. Within a specified period after such a director ceases to be a director, DSUs will be redeemed for cash with the redemption value of each DSU equal to the weighted average trading price of the Company’s shares over the five trading days preceding the redemption date. Alternatively, subject to receipt of shareholder approval, the Company may elect to redeem DSUs by way of shares purchased on the open market or issued by the Company.

DSUs are accounted for as liability-classified awards under the provisions of SFAS 123(R). These awards are measured at their fair value on the date of issuance, and remeasured at each reporting period, until settlement. DSUs are awarded on a quarterly basis.

The Company issued 3,904 DSUs in the three month period ended November 29, 2008. There are 16,023 DSUs outstanding at November 29, 2008 (March 1, 2008 — 8,926). The Company had a liability of $0.7 million in relation to issued DSUs as at November 29, 2008 (March 1, 2008 - $1.0 million).

11.	CAPITAL STOCK

The Company declared a 3-for-1 stock split of the Company’s outstanding common shares on June 28, 2007. The stock split was implemented by way of a stock dividend. Shareholders received two common shares of the Company for each common share held. The stock dividend was paid on August 20, 2007 to common shareholders of record at the close of business on August 17, 2007.

	Shares
	Outstanding	Amount
	(000’s)
Common shares outstanding as at March 1, 2008	562,652	$2,169,856

Exercise of stock options	3,346	24,841
Transfers to capital stock resulting from stock option exercises	—	10,237

Common shares outstanding as at November 29, 2008	565,998	$2,204,934

The Company had 566.0 million voting common shares outstanding, 13.0 million stock options to purchase voting common shares outstanding, 5,000 restricted share units outstanding and 16,023 deferred share units outstanding as at December 15, 2008.

12

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
12.	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	For the three months ended		For the nine months ended
	November 29,	December 1,	November 29,	December 1,
	2008	2007	2008	2007

Net income for basic and diluted earnings per share available to common stockholders	$396,296	$370,461	$1,374,357	$881,366

Weighted-average number of shares outstanding (000’s) - basic	565,687	560,400	564,710	559,100

Effect of dilutive securities:

Stock options (000’s)	7,827	13,300	9,759	13,200

Weighted-average number of shares and assumed conversions (000’s) - diluted	573,514	573,700	574,469	572,300

Earnings per share — reported
Basic	$0.70	$0.66	$2.43	$1.58
Diluted	$0.69	$0.65	$2.39	$1.54
13.	COMPREHENSIVE INCOME

The components of comprehensive income are shown in the following tables:

	For the three months ended
	November 29,	December 1,
	2008	2007

Net income	$396,296	$370,461
Net change in unrealized gains on available-for-sale investments	2,491	4,257
Net change in derivative fair value during the period, net of income tax recovery of $4,786 (December 1, 2007 - income tax expense of $5,405)	(2,948)	8,869
Amounts reclassified to earnings during the period, net of income tax expense of $3,579 (December 1, 2007 - income tax expense of $2,181)	(11,280)	(3,579)

Comprehensive income	$384,559	$380,008

13

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated

	For the nine months ended
	November 29,	December 1,
	2008	2007

Net income	$1,374,357	$881,366
Net change in unrealized gains (losses) on available-for-sale investments	(6,251)	8,241
Net change in derivative fair value during the period, net of income tax recovery of $11,487 (December 1, 2007 - income tax expense of $18,784)	(12,881)	34,394
Amounts reclassified to earnings during the period, net of income tax expense of $2,636 (December 1, 2007 - income tax expense of $3,710)	(9,349)	(6,605)

Comprehensive income	$1,345,876	$917,396

     The components of accumulated other comprehensive income are as follows:

	As at
	November 29,	March 1,
	2008	2008

Accumulated net unrealized gains on available-for-sale investments	$822	$7,073
Accumulated net unrealized gains on derivative instruments	980	23,210

Total accumulated other comprehensive income	$1,802	$30,283

The net fair value of unrealized derivative instrument gains (losses) are as follows:

	As at
	November 29,	March 1,
	2008	2008

Unrealized gains included in other current assets	$63,373	$47,507
Unrealized losses included in accrued liabilities	(66,558)	(19,793)

Net fair value of unrealized gains (losses) on derivative instruments	$(3,185)	$27,714

14.	FOREIGN EXCHANGE GAINS AND LOSSES

Selling, marketing and administration expense for the first nine months of fiscal 2009 includes $6.6 million with respect to a foreign exchange loss (fiscal 2008 — foreign exchange loss of $2.1 million). The Company is exposed to foreign exchange fluctuations as a result of transactions in currencies other than its U.S. dollar functional currency.

14

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
15.	COMMITMENTS AND CONTINGENCIES

(a)	Credit Facility

The Company has a $100 million Demand Credit Facility (the “Facility”) to support and secure operating and financing requirements. As at November 29, 2008, the Company has utilized $6.5 million of the Facility for outstanding letters of credit and $93.5 million of the Facility is unused. The Company has pledged specific investments as security for this Facility.

The Company has an additional $2.0 million Demand Credit Facility (the “Additional Facility”). The Additional Facility is used to support and secure other operating and financing requirements. As at November 29, 2008, the Company has utilized $1.2 million of the Additional Facility for outstanding letters of credit and $0.8 million of this facility is unused.

The Company’s long-term debt of $5.8 million as at November 29, 2008 consisted of mortgages with interest rates ranging between 6.88% and 7.90%, against which certain land and building are pledged as collateral. All mortgage loans are denominated in Canadian dollars and mature on March 1, 2009.

(b)	Litigation

By letter dated February 3, 2005 (the “Letter”), TMO-DG delivered to RIM-UK a notice of a claim for indemnity in relation to litigation in Düsseldorf, Germany in which the plaintiff, Inpro, brought action against TMO-DG (the “Litigation”) for infringement of the B1 Patent. The Company joined the Litigation as an intervening party in support of the defendant TMO-DG. The Company also filed an invalidity action in the patent court in Munich Germany. On January 27, 2006, the Munich court declared the B1 Patent invalid. Inpro has appealed the Munich court’s decision and an appeal will not be heard until some time in 2009. On March 21, 2006, the Düsseldorf court stayed the infringement action until a final decision on validity has been made. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to the Litigation (or any related litigation) is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at November 29, 2008.

On May 1, 2006, Visto Corporation (“Visto”) filed a complaint in the United States District Court for the Eastern District of Texas, Marshall Division (the “Marshall District Court”), against the Company alleging infringement of four patents (United States Patent No. 6,023,708, 6,085,192, 6,151,606 and 6,708,221) and seeking an injunction and monetary damages. On May 1, 2006, RIM filed a declaratory judgment complaint against Visto in the United States District Court for the Northern District of Texas (Dallas Division) (the “Dallas District Court”) alleging that the Visto 6,085,192, 6,151,606, and 6,708,221 patents are invalid and/or not infringed. RIM filed an amended declaratory judgment complaint in the Dallas District Court on May 12, 2006 adding claims against Visto for infringement of United States Patent No. 6,389,457 and 6,219,694, which are owned by RIM. Visto responded to RIM’s amended complaint on July 5, 2006 by filing declaratory judgment claims in the Dallas District Court that the RIM 6,389,457 and 6,219,694 patents are invalid and/or not infringed. On June 16, 2006, RIM filed a declaratory judgment complaint against Visto in the Dallas District Court alleging that Patent No. 7,039,679 is invalid and/or not infringed. The declaratory judgment filed by RIM in the Dallas District Court against Visto’s United States Patents No. 6,085,192, 6,151,606 and 6,708,221 has been dismissed. This will proceed as part of the Visto suit in the Eastern District of Texas. The RIM complaint filed in the Dallas District Court against Visto for infringement of RIM’s United States Patent No. 6,389,457 and 6,219,694 was consolidated with the declaratory judgment action filed by RIM against Visto’s patent No. 7,039,679 into one case. RIM’s complaint filed against Visto for infringement of RIM’s United States Patent No. 6,389,457 and 6,219,694 (consolidated with the declaratory judgment filed by RIM against Visto patent No, 7,039,679) was dismissed to allow RIM to re-file those complaints in the Marshall District Court. RIM’s motion to amend its response to add an infringement claim under the RIM 6,389,457 and 6,219,694 patents, along with a declaratory judgment complaint against Visto patent 7,039,679, to the Marshall District Court action was granted on March 6, 2007.

15

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
RIM’s motion to transfer Visto’s declaratory judgment counterclaims filed on July 5, 2006 (against the RIM Patents, US 6,389,457 and 6,219,694) from the Northern District of Texas Court to the Eastern District of Texas Court was granted on May 17, 2007. All of RIM’s and Visto’s claims and counterclaims filed in the Northern District of Texas will now be heard in the Eastern District of Texas case. As of September 21, 2007, the United States Patent & Trademark Office (“USPTO”) has issued office actions in re-examination proceedings, rejecting all claims of each of the five patents asserted against RIM in the patent infringement action filed by Visto in the Eastern District of Texas against RIM on April 28, 2006. On March 14, 2008, the USPTO issued final office actions rejecting all the claims of the 7,039,679, 6,151,606 patents and the majority of the claims of the 6,085,192 patent. A claim construction hearing was held on November 1, 2007, in the Eastern District of Texas action. The Magistrate assigned to handle the claim construction hearing granted leave to both RIM and Visto to file supplemental briefs based on Visto’s response to the re-examination proceedings before the USPTO. On April 4, 2008, RIM filed a motion to stay the case pending final disposition of the re-examination proceedings. On July 2, 2008, the Court granted RIM’s motion to stay the entire case pending final disposition of the re-examination proceedings involving Visto’s patents-in-suit. The USPTO issued Notices of Intent to Issue Ex Parte Reexamination Certificates in the Visto 7,039,679 and 6,151,606 re-examinations on August 28, 2008 indicating an intent to issue some claims in these two re-examination proceedings. Final office actions were issued in the 6,023,708 and 6,708,221 re-examinations on July 28, 2008 and August 21, 2008 respectively, rejecting all claims in their original format and indicating that some amended claims and some newly added claims may be patentable. On September 24, 2008 a final office action was issued in the 6,085,192 re-examination rejecting all claims in their original format and indicating that some amended claims and some newly added claims may be patentable. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to the litigation (or any related litigation) is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at November 29, 2008.

On August 28, 2007, Visto filed a new complaint in the United States Court for the Eastern District of Texas, Marshall Division, against the Company alleging infringement of two United States Patents (United States Patent No. 5,857,201 and 6,324,542). On October 18, 2007, RIM filed its answer to Visto’s complaint in the Eastern District of Texas. On January 8, 2008, Visto filed an amended complaint adding United States Patent No. 5,968,131. On January 29, 2008, RIM filed an answer to the amended complaint. On June 16, 2008, Visto filed a motion to further amend its complaint to include two new United States Patents No. 7,363,349 and 7,373,571, and RIM filed an opposition to this motion. On September 29, 2008, RIM filed its invalidity contentions on the original three patents in suit. All four of RIM’s re-examination requests related to these three patents have been accepted by the USPTO and are in progress. Proceedings are ongoing with jury selection set for August 2, 2010. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to the litigation (or any related litigation) is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at November 29, 2008.

On June 15, 2007, RIM filed in the United States District Court for the Northern District of California a complaint against Visto for infringement of U.S. Patent No. 5,889,839, which is owned by RIM. On July 9, 2007, Visto filed its answer to RIM’s complaint asserting defences based on non-infringement, invalidity and unenforceability. On August 29, 2007, Visto filed a motion to amend Visto’s answer and add counterclaims of infringement by RIM of United States patents No. 7,255,231 and 7,228,383 in the Northern District of California case. On February 28, 2008, the California Court granted RIM’s request to stay Visto’s counterclaims of infringement of the 7,255,231 and 7,228,383 patents pending their re-examination by the USPTO. On June 9, 2008, the California Court granted Visto’s request to stay RIM’s claims of infringement of the 5,889,839 patent pending their re-examination by the USPTO. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to the litigation (or any related litigation) is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at November 29, 2008.

16

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
On July 5, 2006, RIM commenced an action in the Federal Court of Canada against Visto for infringement of RIM’s Canadian Patent No. 2,245,157, 2,356,073 and 2,356,046. On June 1, 2007, RIM commenced an action in the Ontario Superior Court of Justice against Visto Corporation and two of its executive officers. The action seeks damages for conspiracy, for false and misleading statements in contravention of the Competition Act, for contravention of the Trade-marks Act, for injurious falsehood and for unlawful interference with RIM’s economic relations. On May 21, 2008, the Federal Court issued a judgment finding Visto to have infringed on the three RIM patents in suit in Canada. Proceedings are currently pending to determine the damages for Visto’s infringement of RIM’s patents. No amount has been recorded in these consolidated financial statements as at November 29, 2008 as the amount of damages is not determinable.

On October 30, 2006, RIM commenced an action against Visto in the High Court of Justice (Chancery Division, Patents Court) in London, England. The action sought a declaration that Visto’s U.K. patent [EP (UK) 0,996,905] is invalid and should be revoked. On December 5, 2006, RIM requested that the court decide that RIM’s actions in the U.K. do not infringe the same patent. RIM sent to Visto a non-confidential Product and Process Description (“PPD”) providing a technical description of RIM’s products offered in the U.K. On February 2, 2007, Visto acknowledged that RIM’s products described in the non-confidential PPD do not infringe Visto’s U.K. patent [EP (UK) 0,996,905]. However, on February 2, 2007 Visto also filed a defence and counterclaim alleging that another Company product allegedly not in the non-confidential PPD, the Mail Connector product, does infringe Visto’s U.K. patent [EP (UK) 0,996,905]. Visto also alleged that the action filed by the Company in Italy (see below) was filed in bad faith or with gross negligence and that filing the proceedings in Italy amounts to the tort of abuse of process. Visto further has asked the Court to order revocation of the Company’s U.K. patents [EP (UK) 1 096 727] and [EP (UK) 1 126 662]. The Company presented a jurisdictional challenge to Visto’s abuse of process claims related to RIM’s filing of the action in Italy on the basis that the UK Court did not have jurisdiction in the UK for the abuse of process claims. The Court decided in RIM’s favour in a hearing held on April 3, 2007 on RIM’s jurisdictional challenge, and Visto appealed the Court’s decision. On April 13, 2007, in view of the fact that Visto acknowledged that RIM’s products described in the PPD do not infringe the Visto UK patent, RIM served a notice of discontinuance that it was withdrawing its request that the Court decide that the RIM products described in the PPD do not infringe the Visto UK patent. A hearing was held in the UK Court on August 7, 2007 on an application filed by Visto requesting a stay of the litigation. The UK Court denied Visto’s request for a stay. The trial on the invalidity and non-infringement of Visto’s patents proceeded in the UK Court on January 23, 2008. On February 28, 2008, the UK Court rendered a decision wherein it held that Visto’s [EP (UK) 0,996,905] patent was invalid for lack of inventive step and not being patentable subject matter. On March 6, 2008, the English Court of Appeal also denied Visto’s appeal in relation to the abuse of process claims. Proceedings are currently pending to determine RIM’s entitlement to costs.

On December 27, 2006, RIM commenced an action in Italy in the Court of Milan, Specialized Division in Industrial and Intellectual Property. RIM is requesting that the court declare the Italian portion of Visto’s patent No. EP0996905 invalid and declare that RIM’s activities in Belgium, France, Italy, Germany, the Netherlands and Spain do not infringe patent EP0996905. On May 28, 2007, Visto filed a request with the Court of Milan that the Court hold a hearing on the issue of whether the Court has jurisdiction to decide that RIM’s activities in Belgium, France, Italy, Germany, the Netherlands and Spain do not infringe patent EP0996905. On April 18, 2008, the Court of Milan, special division for industrial and intellectual property filed a partial decision (no. 5111/2008) declaring its own lack of jurisdiction over the claims for the assessment of non-infringement of European patent EP0996905 in its national portions, other than the Italian portion. On July 11, 2008, RIM filed an appeal of the decision on jurisdiction. On May 27, 2008, the Court scheduled an oral hearing for December 16, 2008. On November 12, 2008, Visto sent a letter to the European Patent Office submitting to revocation throughout Europe of its patent EP0996905. Visto has sent notice to the Court of Milan and requested termination of proceedings. RIM requested expansion of the subject matter to be considered by the Court appointed expert to include recently issued Visto divisional patents (EP 1,722,321; 1,783,675; 1,783,927). A hearing on this question was held on December 9, 2008, and the issue was deferred to a three judge panel.

17

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
Also, a hearing is scheduled on December 18, 2008 regarding RIM’s appeal of the decision of the Court of Milan regarding non-Italian portions of the Visto patents-in-suit. Proceedings are currently pending.

On October 16, 2008, RIM filed a nullity action in the UK asserting invalidity of Visto divisional patents EP 1,722,321; 1,783,675; and 1,783,927. On November 21, 2008, Visto counter-claimed in UK asserting nullity of four RIM patents and infringement of Visto’s divisional patents. A case management conference was held on December 5, 2008 at which trial was scheduled in the UK for September 14, 2009.

On September 18, 2008, Visto filed a lawsuit in Turin, Italy alleging that RIM infringes Visto divisional patents EP 1,722,321; 1,783,675; and 1,783,927. Visto requested a preliminary injunction against RIM. A first hearing was held November 20, 2008 during which the Judge allowed the parties additional briefing and scheduled a second hearing for December 19, 2008. Proceedings are currently pending. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to the litigation (or any related litigation) is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at November 29, 2008.

On October 18, 2008, RIM filed a lawsuit in Rome, Italy alleging invalidity of Visto divisional patents EP 1,722,321; 1,783,675; and 1,783,927. An allegation by certain RIM officers of non-infringement was also included. A first hearing has been scheduled for May 28, 2009. Proceedings are currently pending.

On September 17, 2008, Visto filed a lawsuit in Dusseldorf, Germany alleging infringement by RIM of Visto divisional patents EP 1,722,321; 1,783,675; and 1,783,927. A case management conference was held on December 9, 2008 and trial was set in Germany for December 10, 2009. Proceedings are currently pending. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to the litigation (or any related litigation) is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at November 29, 2008.

On May 31, 2006, RIM filed a declaratory judgment action in the United States Court for the Northern District of Texas, Dallas Division, against DataQuill BVI, Ltd. in which RIM seeks a ruling that the United States Patent 6,058,304 is invalid and not infringed by RIM products. On August 15, 2006, DataQuill filed a motion to dismiss to which RIM filed a response on September 15, 2006. On March 27, 2007, the U.S. District Court for the Northern District of Texas issued an order denying DataQuill’s Motion to Dismiss. On April 13, 2007, RIM filed an amended complaint which added a declaratory judgment counterclaim to the suit seeking a ruling that DataQuill’s continuation patent of the 6,058,304 patent, United States Patent 7,139,591 is invalid and not infringed by RIM products. On April 24, 2007, DataQuill filed its answer to RIM’s declaratory judgment complaint. DataQuill counterclaimed for infringement of the 6,058,304 and 7,139,591 patents and is seeking an injunction and monetary damages. On May 9, 2008, the Northern District of Texas granted the parties’ joint motion to amend the scheduling order and reset the trial date for April 20, 2009. Subsequently, the parties agreed to submit the dispute to binding alternative dispute resolution (ADR) proceedings. Based on this agreement, the parties jointly moved to stay the case until January 15, 2009 and to vacate all case deadlines, including the April 20, 2009 trial date. The court granted the parties’ joint motion and further ordered that, if ADR is unsuccessful, then entry of a revised docket control order will be necessary. On November 24, 2008, the parties completed settlement of the lawsuit for an amount that is not material to these consolidated financial statements.

On June 6, 2007, Minerva Industries (“Minerva”) filed a complaint in the United States District Court for the Eastern District of Texas, Marshall Division (the “Marshall District Court”), against the Company alleging infringement of United States Patent No. 6,681,120 and seeking an injunction and monetary damages. On January 22, 2008, Minerva filed a second complaint in the Marshall District Court against the Company alleging infringement of United States Patent No. 7,321,783 and seeking an injunction and monetary damages.

18

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
RIM answered the first Complaint on January 28, 2008 and the second Complaint on March 14, 2008. On December 1, 2008, RIM’s motion to consolidate the two cases was granted. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to this litigation is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at November 29, 2008.

On October 18, 2007, Saxon Innovations, LLC, filed a complaint in the United States District Court for the Eastern District of Texas, Tyler Division, against RIM and thirteen other defendants alleging infringement of United States Patents Nos. 5,592,555, 5,771,394, 5,502,689, and 5,247,621 and seeking an injunction and monetary damages. RIM’s answer to the complaint was originally due January 7, 2008; however, RIM received an extension of time to file answer and the answer was filed on March 5, 2008. A trial date has been set for May 2010. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to this litigation is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at November 29, 2008.

On February 16, 2008, the Company filed a complaint in the United States District Court for the Northern District of Texas (Dallas Division) (the “Dallas District Court”) against Motorola alleging breach of contract, antitrust violations, patent infringement of United States Patent No. 5,664,055; 5,699,485; 6,278,442; 6,452,588; 6,489,950; 6,611,254, 6,661,255; 6,919,879 and 7,227,536 and seeking a declaratory judgment of non-infringement and invalidity against Motorola United States Patent Nos. 5,359,317; 5,074,684; 5,764,899; 5,771,353; 5,958,006; 5,706,211 and 6,101,531. On February 21, 2008, RIM filed a second complaint in the Dallas District Court seeking a declaratory judgment of non-infringement and invalidity of Motorola United States Patent No. 5,157,391; 5,394,140; 5,612,682 and 5,974,447. On April 10, 2008, Motorola filed a motion to dismiss RIM’s antitrust and contract claims or, in the alternative, to bifurcate and stay RIM’s antitrust and contract claims until the resolution of the co-pending patent claims. Motorola also asked the Court to dismiss, stay and or transfer to the Eastern District of Texas RIM’s declaratory judgment claims against Motorola’s patents. Pleadings on this motion closed on June 2, 2008. On September 19, 2008, the previously transferred case from the District of Delaware, described below, was consolidated with this case. On December 11, 2008, Motorola’s motion to dismiss, stay and/or transfer the proceedings was denied in full. Proceedings are currently pending. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to this litigation (or any related litigation) is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at November 29, 2008.

On February 16, 2008, Motorola filed a complaint against the Company in the Eastern District of Texas, Marshall Division alleging infringement of United States Patent Nos. 5,157,391; 5,359,317; 5,394,140; 5,612,682; 5,764,899; 5,771,353 and 5,974,447. On February 20, 2008, Motorola filed an amended complaint adding United States Patent Nos. 5,074,684; 5,706,211; 5,958,006 and 6,101,531 to the complaint. On March 31, 2008, RIM filed a motion to transfer Motorola’s Eastern District of Texas case involving Motorola’s patents to the Northern District of Texas. On October 17, 2008, the Court granted RIM’s motion to transfer this case to the Dallas District Court. This portion of the Motorola litigation is now closed.

On February 16, 2008, Motorola filed another complaint in the District of Delaware against the Company seeking a declaratory judgment of non-infringement and invalidity related to United States Patent No. 5,664,055 and 5,699,485 assigned to RIM as well as United States Patent No. 6,611,254, 6,661,255 and 6,919,879. On February 20, 2008, the complaint was amended to include RIM’s United States Patent No. 6,278,442; 6,452,588; 6,489,950 and 7,227,536. On March 31, 2008, RIM filed a motion to transfer Motorola’s District of Delaware case involving RIM’s patents to the Northern District of Texas. On April 10, 2008, RIM filed its answer and counterclaims to Motorola’s amended complaint. Motorola filed its reply to RIM’s counterclaims on April 30, 2008. On August 26, 2008, the Court granted RIM’s motion to transfer this case to the Dallas District Court. This portion of the Motorola litigation is now closed.

19

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
From time to time, the Company is involved in other claims in the normal course of business. The following additional patent suits were filed by the Company or against the Company since the end of fiscal 2008:

On March 6, 2008, Aloft Media LLC (“Aloft”) filed a complaint against the Company and 12 other parties in the Eastern District of Texas Marshall Division alleging infringement of United States Patent No. 7,330,715. This patent generally relates to transferring contact information using a cell phone. On July 29th, 2008, Aloft filed a second patent infringement lawsuit against the Company and Research In Motion Corporation in the Eastern District of Texas (Marshall Division). The single patent in suit is U.S. Patent No. 7,305,625 entitled “Data Networking system and Method for Interface a User.”

On March 7, 2008, FlashPoint Technology Inc. (“Flashpoint”) filed a patent infringement lawsuit against the Company and Research In Motion Corporation and 14 other parties in the District of Delaware. The patents-in-suit include U.S. Patent Nos. 6,118,480, 6,177,956, 6,222,538, 6,223,190 (“the ‘190 Patent”), 6,249,316, 6,486,914 and 6,504,575. These patents are generally directed to digital camera and imaging technologies. On May 31, 2008, Flashpoint dismissed its complaint as to 6 of the 7 patents-in-suit, leaving only the ‘190 Patent in the litigation against RIM.

On May 20, 2008, the Company filed a lawsuit in Italy against IPCom GmbH (“IPCom”) for declaratory judgment of invalidity of several IPCom patents. On May 21, 2008, the Company filed a lawsuit in the U.K. against IPCom for declaratory judgment of invalidity of several claimed standards-essential IPCom patents. On May 27, 2008, the Company filed a lawsuit in the U.S. District Court for the Northern District of Texas against IPCom for declaratory judgment of non-infringement and invalidity of several IPCom patents. On May 23, 2008, IPCom filed suit against the Company for infringement of four claimed standards essential German and European patents in the Hamburg, Germany court. On August 8, 2008, the parties agreed to withdraw and terminate their respective European actions.

On June 20, 2008, St. Clair Intellectual Property Consultants, Inc. filed a patent infringement lawsuit against the Company and Research In Motion Corporation in the District of Delaware. The patents in suit include U.S. Patent Nos. 5,138,459, 6,094,219, 6,233,010 and 6,323,899. These patents are generally directed to image processing in digital cameras. The court has set a trial date for June 14, 2010.

On July 29, 2008, Stragent, LLC filed a patent infringement lawsuit against the Company and Research In Motion Corporation in the Eastern District of Texas (Marshall Division) alleging infringement of U.S. Patent No. 6,665,722. This patent relates to web browsing.

On July 30, 2008, WIAV Solutions, LLC (“WIAV”) filed a patent infringement lawsuit against the Company and Research In Motion Corporation in the Eastern District of Virginia. The patents-in-suit include: 6,256,606; 7,120,578; 6,275,794; 6,507,814; 7,266,493; 6,633,841; 6,104,992; 6,385,573; 6,539,205; 6,680,920. These patents are generally related to speech codecs. On September 26, 2008, the WIAV dismissed the original lawsuit and filed another patent infringement lawsuit against the Company and Research In Motion Corporation and other defendants naming the same patents.

On October 31, 2008, Mformation Technologies, Inc. filed a patent infringement lawsuit against Research In Motion Limited and Research In Motion Corporation in the Northern District of California. The patents in suit include U.S. Patent Nos. 6,970,917 and 7,343,408. These patents are generally directed to remote device management functionality.

On November 17, 2008, Spansion, Inc. and Spansion LLC (“Spansion”) filed a complaint with the U.S. International Trade Commission (“ITC”) against Research In Motion Limited, Research In Motion Corp. and other proposed respondents alleging infringement of United States Patent Nos. 6,380,029; 6,080,639; 6,376,877 and 5,715,194.

20

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
The patents relate generally to flash memory chips. The complaint does not seek monetary damages, but requests that the ITC issue orders prohibiting RIM products containing certain flash memory chips from being imported into the U.S. and sold in the U.S.

On November 20, 2008, Research In Motion Limited and Research In Motion Corporation filed a lawsuit for declaratory judgment of non-infringement, invalidity and unenforceability against four Kodak patents in the Northern District of Texas (Dallas Division). The patents in suit include U.S. Patent Nos. 5,493,335, 6,292,218 and 6,600,510 which are generally directed to digital camera technologies and U.S. Patent No. 5,226,161 which is directed to data sharing in applications.

On December 19, 2008, Saxon Innovations, LLC (“Saxon”) filed a complaint with the U.S. International Trade Commission (“ITC”) against Research In Motion Limited, Research In Motion Corp. and other proposed respondents alleging infringement of United States Patent Nos. 5,235,635; 5,530,597; and 5,608,873. The patents relate generally to features and functionalities for processors in handheld, wireless communications devices. The complaint does not seek money damages, but requests that the ITC issue orders prohibiting certain RIM products from being imported into the U.S. and sold in the U.S.

Additional lawsuits, including purported class actions and derivative actions, may be filed based upon the Company’s historical stock option granting practices. Management assesses such claims and where considered likely to result in a material exposure and, where the amount of the claim is quantifiable, provisions for loss are made based on management’s assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

(c) Other

In fiscal 2007, the Company restated its consolidated balance sheet as of March 4, 2006 and its consolidated statements of operations, consolidated statements of cash flows, and consolidated statements of shareholders’ equity for the fiscal years ended March 4, 2006 and February 26, 2005, and the related note disclosure (the “Restatement”), to reflect additional non-cash stock compensation expense relating to certain historical stock-based awards. The Restatement did not result in a change in the Company’s previously reported revenues, total cash and cash equivalents or net cash provided by operating activities. The Restatement was the result of a voluntary internal review (the “Review”) by the Company of its historical stock option granting practices. The Review identified three significant types of accounting errors: the misapplication of U.S. GAAP as it relates to a “net settlement” feature contained in the Company’s stock option plan (the “Stock Option Plan”) until February 27, 2002, the misapplication of U.S. GAAP in the accounting for certain share awards granted prior to the adoption of the Stock Option Plan, and the misapplication of U.S. GAAP in the determination of an accounting measurement date for options granted after February 27, 2002. The Review determined that the Company failed to maintain adequate internal and accounting controls with respect to the issuance of options in compliance with the Stock Option Plan, both in terms of how options were granted and documented, and the measurement date used to account for certain awards.

Each of the Securities and Exchange Commission, the Ontario Securities Commission and the office of the United States Attorney for the Southern District of New York has commenced investigations in connection with the Company’s historical stock option granting practices. The Company continues to cooperate with each of these agencies. While there can be no assurance as to the outcome of the investigations, the Company anticipates that RIM and certain of its directors or officers could be subject to potential enforcement action or prosecution, which if successful, could result in civil or criminal penalties or other remedies. Due to uncertainties related to the potential outcomes of the investigations, the Company is unable to assess what, if any, exposure or loss it may incur as a result of the outcomes of these investigations. As such, no amounts have been accrued in the Company’s financial statements for any potential loss.

21

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated

16.	SEGMENT DISCLOSURES

The Company is organized and managed as a single reportable business segment. The Company’s operations are substantially all related to the research, design, manufacture and sales of wireless communications products, services and software.

Selected financial information is as follows:

	For the three months ended		For the nine months ended
	November 29,	December 1,	November 29,	December 1,
	2008	2007	2008	2007

Revenue

Canada	$280,333	$121,173	$658,733	$295,552
United States	1,621,217	1,001,400	4,794,229	2,399,801
United Kingdom	200,512	118,797	473,957	330,863
Other	680,036	431,159	1,675,074	1,100,474

	$2,782,098	$1,672,529	$7,601,993	$4,126,690

Revenue

Canada	10.1%	7.2%	8.7%	7.2%
United States	58.3%	59.9%	63.1%	58.2%
United Kingdom	7.2%	7.1%	6.2%	8.0%
Other	24.4%	25.8%	22.0%	26.6%

	100.0%	100.0%	100.0%	100.0%

22

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated

	For the three months ended		For the nine months ended
	November 29,	December 1,	November 29,	December 1,
	2008	2007	2008	2007

Revenue mix

Devices	$2,251,549	$1,344,225	$6,206,337	$3,245,443
Service	361,274	231,897	987,337	606,897
Software	62,284	59,647	193,115	171,317
Other	106,991	36,760	215,204	103,033

	$2,782,098	$1,672,529	$7,601,993	$4,126,690

	As at
	November 29,	March 1,
	2008	2008

Capital assets, intangible assets and goodwill

Canada	$1,877,723	$1,166,451
United States	342,533	60,354
United Kingdom	48,367	43,150
Other	45,369	20,443

	$2,313,992	$1,290,398

Total assets

Canada	$3,216,425	$1,921,202
United States	2,258,197	1,738,508
United Kingdom	1,926,963	1,669,366
Other	263,541	182,111

	$7,665,126	$5,511,187

23

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
17.	CASH FLOW INFORMATION

Cash flows resulting from net changes in working capital items are as follows:

	For the three months ended		For the nine months ended
	November 29,	December 1,	November 29,	December 1,
	2008	2007	2008	2007

Trade receivables	$(64,701)	$(184,758)	$(656,783)	$(464,689)
Other receivables	15,129	30,070	(28,719)	(38,088)
Inventory	(86,164)	(38,606)	(202,801)	(84,092)
Other current assets	(6,905)	(10,186)	(25,454)	(32,155)
Accounts payable	86,668	47,789	343,392	99,379
Accrued liabilities	33,312	124,697	327,550	246,595
Income taxes payable	134,416	110,749	(184,155)	249,614
Deferred revenue	(4,119)	29	18,831	7,591

	$107,636	$79,784	$(408,139)	$(15,845)

24

Document 3
Form 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, James Balsillie, Co-Chief Executive Officer of Research In Motion Limited, certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Research In Motion Limited (the “Issuer”) for the interim period ending November 29, 2008;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4.	The Issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the Issuer, and we have:
(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP; and
5.	I have caused the Issuer to disclose in the interim MD&A any change in the Issuer’s internal control over financial reporting that occurred during the Issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer’s internal control over financial reporting.
DATED: December 19, 2008
/s/ James Balsillie
James Balsillie
Co-Chief Executive Officer

Form 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, MiKE Lazaridis, Co-Chief Executive Officer of Research In Motion Limited, certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Research In Motion Limited (the “Issuer”) for the interim period ending November 29, 2008;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4.	The Issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the Issuer, and we have:
(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP; and
5.	I have caused the Issuer to disclose in the interim MD&A any change in the Issuer’s internal control over financial reporting that occurred during the Issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer’s internal control over financial reporting.
DATED: December 19, 2008
/s/ Mike Lazaridis
Mike Lazaridis
Co-Chief Executive Officer

Form 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Brian Bidulka, Chief Accounting Officer of Research In Motion Limited, certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Research In Motion Limited (the “Issuer”) for the interim period ending November 29, 2008;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4.	The Issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the Issuer, and we have:
(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP; and
5.	I have caused the Issuer to disclose in the interim MD&A any change in the Issuer’s internal control over financial reporting that occurred during the Issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer’s internal control over financial reporting.
DATED: December 19, 2008

/s/ Brian Bidulka Brian Bidulka Chief Accounting Officer

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date: December 19, 2008	By:	/s/ Brian Bidulka
		Name:	Brian Bidulka
		Title:	Chief Accounting Officer